731

05008467



82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uniton

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 01 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3020 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 6/1/05

ARIS 12-31-04


ANNUAL
2004 REPORT
GROUP

UNITOR®

CONTENTS

BOARD OF DIRECTORS REPORT

The business: Foundation for continued growth
Unitor's overall performance continued to improve in 2004. A strong focus on improving the competitive position of the business areas and operational efficiency and a strong shipping market all helped improving overall performance.

Unitor aims to be the worlds leading supplier of services and equipment to the shipping sector. Unitor's Ships Equipment division delivers engineered systems and equipment to shipyards for installation on-board new vessels, conversions and retrofits. The Ships Service division delivers products and services to the international merchant marine. In 2004 Unitor serviced 5,000 ship owners, operators and management companies and 145 shipyards.

The **Ships Service division (USS)** achieved solid growth in both revenues and profits. Revenues from operations increased by 7.7% to MNOK 1.726 (1.637), while the operating result nearly doubled to MNOK 160 (85). Throughout the year the division serviced more than 15,000 vessels in 1,200 ports globally. The division saw increased revenues from all geographic regions.

Focus on improving the competitive position of the Business Units yielded results in 2004. All Business Units achieved revenues equal to or higher than 2003 revenues. The Chemical Business Unit performed very well as revenues increased 10.1% to MNOK 563 (528). The Maintenance & Repair Business Unit also delivered a good performance by increasing revenues with 9.5% to MNOK 404 (382). The Refrigeration Business Unit saw revenues up 5.0% at MNOK 242 (239). Safety saw revenue on level with last year at MNOK 307 (322).

The increased focus on security makes the ships supply business more challenging. In 2004, IMO introduced new rules for handling portside security, known as the ISPS code. Unitor handles the identification requirements under this code through a global ID card for employees, agents and sub-contractors. Unitor has maintained its service level in 2004 despite this introduction.

During 2004 USS introduced Unitrak, based on Unitor's global Enterprise Resource Planning (ERP) system, to monitor, control and handle the 350,000 cylinders supplied to customers yearly. Unitrak improves cylinder safety and security, and allows Unitor and its customers to properly monitor cylinders onboard each vessel.

The **Ships Equipment division (USE)** delivered mixed results in 2004. The USE order intake was good but revenues at MNOK 504 (522) and operating results at MNOK 18 (23) were weaker than expected. Part of the reduction in revenues relates to discontinued activities.

Marine Systems order intake reached MNOK 546 (347), a growth of 57%, reflecting strong activity in Korea and China. The order reserve ended at MNOK 331 (281), providing a good base for further expansion in the Far East region. The 2004 revenues from the Marine Systems unit in this market was lower than expected as we did experienced delays in deliveries. However, steps have been taken to improve control of the revenue stream.

Marine Contracting secured an important order from BAE Systems to deliver insulation systems to the first of a series of 8 Type 45 (T45) destroyers being built for the British Royal Navy. The contract is worth approximately MNOK 45 per ship. The order reserve for Marine Contracting at the end of the year is MNOK 175 (250).

BOARD OF DIRECTORS REPORT

On December 15th, 2004 Unitor acquired 95% of the shares in TeamTec AS, a Norwegian producer of shipboard incinerators, stripping ejectors and fire windows. This strategic acquisition makes it possible to deliver more products to our existing customers, both shipyards and sailing vessels, in all of Unitor's markets. TeamTec's market leading products will improve Unitor's market penetration and broaden its foundation for profitable growth. The order reserve at the end of 2004 is MNOK 101.

The accumulated order reserve for USE was MNOK 607, of which MNOK 470 is for delivery in 2005.

Operating revenues and results

Unitor achieved operating revenues of MNOK 2.230 (2.159), an increase of 5.1%. The increase comes from USS, whereas USE experienced a slight reduction. Operating result was up to MNOK 82 (18), reflecting lower operating costs and better margins in the USS division. By hedging USD and Euro net revenue and cost positions Unitor achieved a net currency gain of MNOK 29 (72). After deducting net interest and other finance costs of MNOK 22 (25), Unitor made pre-tax profits of MNOK 89 (65). Net profits increased to MNOK 60 (40), corresponding to NOK 3.10 per share.

Capital

The year-end equity ratio was a solid 48.6% or MNOK 810 / NOK 42.02 per share. Total capital increased from MNOK 1.502 to MNOK 1.666. The acquisition of TeamTec AS accounts for MNOK 119 out of the MNOK 164 increase. Net interest bearing debt (NIBD) increased from MNOK 237 to MNOK 340. Unitor achieved positive cash flows but the NIBD increase was due to a 2003 dividend payment of MNOK 98 and the MNOK 75 acquisition of TeamTec.

During 2004 Unitor entered into a 5-year multi-currency MUSD100 credit facility with a bank group comprising four banks for general finance purposes. This facility was extended to MUSD 150 during Q1 2005. The facility provides a stable platform for Unitor and financial resources to act on investment opportunities.

In 2004 Unitor achieved a positive cash flow from operations of MNOK 104 (150). Net investments totalled MNOK 75.

In accordance with the Accounting Act section 3-3, the Board confirms that the Financial Statements have been prepared under the assumption that Unitor is continuing its operation.

Profitability and performance measurement

The company has consolidated its strategic planning into a system that results in defined and accepted short and long-term objectives. All business data is collected in one depository. This makes it possible to easily review profitability across the product, site and customer dimensions. A method called Result Assurance has been implemented at all levels of management. It makes it possible to proactively manage delivery of plans and results. Combined with targets and business profitability data, the method provides a solid basis for decentralized decision-making.

Management and shareholder information

At year-end Umoe Industri AS controlled 68.9% of the outstanding Unitor shares. The 10 largest shareholders controlled 95% of the shares. To cover management share option programs Unitor has acquired 273,714 of its shares. During the year the share price has fluctuated between NOK 30 and NOK 60. In May 2004, the General Assembly declared a dividend payment for 2003 of NOK 5.00 per share, and further at an Extraordinary General Assembly in November declared to refund to the shareholders another NOK 5.00 per share from the premium refund. The return of funds to shareholders was done to adjust Unitor's capital structure and achieve a more appropriate balance between equity and interest bearing debt. This reflects Unitor's view that dividends will be paid depending on capital structure and investment opportunities.

BOARD OF DIRECTORS REPORT

The Board of Directors of Unitor ASA has ten board members – three women and seven men. The General Assembly appoints seven of the board members and the employees elect the remaining three members.

Remuneration to and shares owned by the Board of Directors, the CEO and the Auditors are specified in notes 3 and 23.

Corporate governance and values

Unitor is committed to keeping all shareholders, employees and other stakeholders informed in a constructive and timely manner. Unitor will seek to comply with Oslo Stock exchange recommendations and regulations with respect to corporate governance.

With the existing shareholding structure, Unitor acknowledges the importance of providing all shareholders with accurate information. This is done through quarterly and annual reports in addition to quarterly presentations. Unitor will continuously seek to improve its information provided to the financial market.

To establish a uniform global mindset Unitor has defined a Vision and a set of Shared Values describing the goals and how Unitor wants to operate. This is supported by our Code of Conduct policy and our recently released Environmental policy.

During the year there has been no transactions between the company and companies controlled or managed by shareholders of Unitor or members of the Board of Directors, except normal business transaction on ordinary market terms.

Staff and working environment

At year-end Unitor had 1,439 employees, an increase of 94 from year-end 2003. Of these, 75 came onboard with the acquisition of TeamTec AS.

Absence due to illness was 2.2% in 2004. The Board of Directors considers this to be acceptable. The working environment is also considered satisfactory. For Unitor ASA absence due to illness was 5.8%. In cooperation with AMU, the company has initiated an additional health insurance program that offers the employees faster treatment in most cases.

The business requires the storage, handling and transportation of products that if handled incorrectly, could cause harm to people or to the environment. Unitor strives to comply with national and international requirements for safe handling and to minimize risks of injury to employees and the environment by emphasizing safety. Unitor group has been fortunate to avoid serious accidents during 2004. However, ten work-related accidents have been reported where five involved personal injury, one accident was reported as near-miss, three resulted in property damage and one accident resulting in emissions into the air.

To the knowledge of the Board of Directors, none of Unitor's operations have caused significant pollution to the external environment.

In a global organization such as Unitor, it is important to recruit, develop and retain the best-qualified people. Unitor aims to give all employees the same development opportunities. Hiring, promotion and career opportunities are based on ability and interest; not on age, gender, race, political beliefs, religion or sexual preference.

The market

The shipping market was good in 2004, and the trend is continuing into 2005. The development with more shipping activities to and from the Far East, in particular China, continued and there was a significant increase in sea borne trade leading to ship operators experiencing high tonnage utilization and high freight rates.

Furthermore, there is a clear tendency towards stricter international rules and regulations with regard to safety and environmental issues.

The number of new vessels contracted in 2004 remained at the same high level as in 2003 and some yards were signing contracts well into 2008. Continued low interest rates, high demand for sea borne trade and the focus on quality tonnage all contributed to this effect.

Unitor is well positioned to continue it's positive development based on the existing market trends.

Being a part of the international marine market and working globally, Unitor is exposed to currency and interest fluctuations. Unitor use financial instruments to safeguard the group's results from such fluctuations. Note 20 in the Annual Report gives a status of our position on December 31st 2004.

Disposition of profits
The Board of Directors recommend to the General Assembly a dividend payment of NOK 1,50 per share, total MNOK 29 from the annual profit. The remaining annual profit of MNOK 104 will be transferred to owner's equity. After the transfers, Unitor ASA has on December 31st 2004 free equity of MNOK 157.

The Board of Directors would like to thank the Unitor's customers and all of Unitor's employees for their hard work and commitment throughout 2004.

Oslo, 17 March 2005


Jens Ulltveit-Moe
Chairman of the Board


Jarle Roth
President & CEO


Carsten Hansteen


Knut Øversjøen


Karen Helene Midelfart


Morits Skaugen jr.


Kai Engedal


Turi Strømberg


Anette Gether


Sten O. Vedi


Erlend Grimstad

"Figures in brackets refer to the same period last year at spot exchange rate, % are calculated based on fixed exchange rate"

Further information about Unitor is available on its website att: www.unitor.com, and in the company's Annual Review, which is available upon request to Unitor.

PROFIT AND LOSS STATEMENT 01.01. - 31.12.

Unitor Group					Unitor ASA		
2002	2003	2004	MNOK	Note	2004	2003	2002
2,228	2,159	2,230	OPERATING REVENUES	2	1,167	1,145	1,105
1,227	1,212	1,217	Cost of goods sold	2	789	849	804
444	426	498	Wages and social benefits	3	131	103	119
93	81	81	Ordinary depreciation	8, 9	43	41	42
419	398	352	Other operating costs	4	211	168	218
53	24	0	Accruals and writedowns from restructuring and discontinued activity	15	0	13	0
2,236	2,141	2,148	TOTAL OPERATING COSTS		1,174	1,174	1,183
-8	18	82	OPERATING RESULT	2	-7	-29	-78
5	4	2	Interest income		7	21	34
18	15	19	Interest cost		19	23	35
-41	-58	-24	Other financial cost/(income)	5	-167	-41	-74
-28	-47	-7	NET FINANCIAL COST/(INCOME)		-155	-39	-73
20	65	89	EARNINGS BEFORE TAX		148	10	-5
10	25	29	Taxes	6	15	2	-5
10	40	60	NET PROFIT		133	8	0
			Accrued dividend		-29	-98	0
			To / from other equity			-90	0
0.53	2.06	3.10	EARNINGS PER SHARE	7			
0.53	2.06	3.08	EARNINGS PER SHARE FULLY DILUTED	7			

Oslo, 17 March 2005



Jens Ulltveit-Moe
Chairman of the Board



Jarle Roth
President & CEO



Carsten Hansteen



Knut Øversjøen



Karen Helene Midelfart



Morits Skaugen, jr.



Kai Engedal



Turi Strømberg



Anette Gether



Sten O. Vedi



Erlend Grimstad

BALANCE SHEET PER 31.12.

Unitor Group					Unitor ASA		
2002	2003	2004	MNOK	Note	2004	2003	2002
			ASSETS				
81	77	65	Deferred tax assets	6	6	16	19
22	17	56	Goodwill	8, 9	4	5	5
128	131	114	Other intangible fixed assets	9	114	131	128
231	225	235	Total intangible fixed assets		124	152	152
355	326	332	Tangible fixed assets	9	36	33	52
0	0	0	Investments in subsidiaries	22	445	365	369
0	0	0	Loans to group companies	24	352	332	362
42	9	7	Other long term financial assets	24	1	2	26
4	23	24	Pension fund assets	14	10	14	1
46	32	31	Total financial fixed assets		808	713	758
632	583	598	TOTAL FIXED ASSETS		968	898	962
443	420	470	Inventories	10	181	186	238
434	395	423	Accounts receivable	11	308	318	348
38	40	50	Other receivables	25	18	84	685
472	435	473	Total receivables		326	402	1,033
68	64	125	Cash and bank deposits	12	45	17	21
983	919	1,068	TOTAL CURRENT ASSETS		552	605	1,292
1,615	1,502	1,666	TOTAL ASSETS		1,520	1,503	2,254
			EQUITY AND LIABILITIES				
244	244	241	Share capital		241	244	244
355	355	355	Share premium reserve		355	355	355
0	0	3	Other paid-in equity		3	0	0
599	599	599	Total paid-in equity		599	599	599
236	184	209	Other equity		167	70	160
0	0	2	Minority interests		0	0	0
835	783	810	TOTAL EQUITY	13	766	669	759
0	11	13	Pension liabilities	14	2	7	0
3	11	0	Provision for restructuring	15	0	0	0
3	22	13	Total provision		2	7	0
437	283	456	Liabilities to financial institutions	16	437	283	437
5	8	5	Deferred tax liabilities	6	0	0	0
1	0	9	Other long term liabilities	24	24	19	16
443	291	470	Total long term liabilitites		461	302	453
175	141	150	Accounts payable		55	57	88
23	8	16	Taxes Payable	6	3	0	5
19	25	24	Public duties payable		10	9	11
3	17	9	Bank Overdraft	12	0	6	59
0	98	29	Dividend		29	98	0
114	117	145	Other short term liabilities	17, 24	194	355	879
334	406	373	Total short term liabilities		291	525	1,042
780	719	856	TOTAL LIABILITIES		754	834	1,495
1,615	1,502	1,666	TOTAL EQUITY AND LIABILITIES		1,520	1,503	2,254
			Guarantees	26			
			Pledges	18			

STATEMENT OF CASH FLOW 01.01. - 31.12.

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
20	65	89	Earnings before tax	148	10	-5
142	85	81	Ordinary depreciation and write downs	43	45	107
-27	-31	-16	Taxes paid	-2	-5	-2
135	119	154	Funds from operations	189	50	100
140	39	-28	Net change in accounts receivable	10	31	135
20	23	-51	Net change in inventories	5	52	-42
67	-31	29	Net change in other working capital items	-107	-9	112
362	150	104	NET CHANGE IN CASH FROM OPERATIONS	98	124	305
-66	-61	-56	Investments in fixed assets and intangibles	-28	-42	-48
0	0	-60	New Investments Acquistions	0	0	0
0	0	-10	Investments own shares	-10	0	0
8	38	4	Disposal of fixed assets/shares	7	12	1
-58	-23	-122	NET CHANGE IN CASH FROM INVESTMENTS	-31	-30	-47
-1	24	4	Net change in financial investments	-100	52	53
-379	-155	173	Downpayment of long term liabilities	159	-150	-370
0	0	-98	Group contribution	-98	0	0
0	0	0	Net change in short term interest bearing debt	0	0	0
-380	-131	79	NET CHANGE IN CASH FROM FINANCING	-39	-98	-317
-76	-4	61	NET CHANGE IN CASH POSITION	27	-4	-59
144	68	64	Cash deposits 01.01	17	21	80
68	64	125	CASH DEPOSITS 31.12	45	17	21

General
The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles. Valuation and classification principles below apply both to Unitor ASA and the Group accounts.

Consolidation
The group accounts show the total profit / loss and financial position of Unitor ASA and its controlling interests as a whole. The consolidated accounts include companies where Unitor ASA has a direct or indirect ownership of more than 50% of the voting shares, or otherwise has direct control. Subsidiaries are consolidated 100% line by line in the group accounts. Companies acquired during the year are consolidated from the time of the acquisition. Companies sold during the period are deconsolidated at the time of the sale. Accumulated equity in subsidiaries after acquisition is classified as group reserve. Reference is made to note 22 for an overview of consolidated subsidiaries.

Companies where Unitor has direct or indirect ownership of more than 50%, but where control is temporary due to an intention to sell some or all the shares, and joint ventures are accounted for using the equity method. The equity method is also used in Unitor ASA.

Intercompany receivables and liabilities and all material transactions between Group companies, as well as internal profit in inventories, have been eliminated.

Unitor ASA's shares in subsidiaries are eliminated against the equity at the time of acquisition of the subsidiary (the purchase method). Identifiable assets and liabilities are measured at their fair value at date of acquisition. Excess cost is recognised as goodwill. In accordance with regulations in the Accounting Act, amortisation is performed on a straight line basis over the estimated economic life of the goodwill.

The assets and liabilities of foreign subsidiaries are translated using period-end exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as part of other equity.

Currency exchange differences on loans/forward contracts that secure net equity investments in foreign subsidiaries are charged to other equity in the group accounts (Included in the profit and loss statement in Unitor ASA).

Gain or loss from sales of shares in subsidiaries are calculated as the difference between the sales price and the equity in the subsidiary at the time of divestment, reduced with the book value of any excess values included in the consolidation and any net deferred taxes.

The consolidated financial statements have been prepared using uniform accounting policies for all group companies.

Valuation and classification principles
In accordance with Norwegian GAAP the financial statements are based on the transaction, matching and historic cost principle. Furthermore a concept of prudence and clean surplus accounting has been adopted. The best estimate is used when there is uncertainty related to an accounting estimate. The statements have been prepared using a going concern assumption.

Classification
All assets and liabilities related to the operating cycle are classified as current/short-term. For receivables and liabilities outside the operating cycle, the current/non-current distinction is determined based on a one year maturity-rule as from the acquisition date.

Operating revenues
Sales of goods and services are reported as operating revenues at time of delivery. Long term contracts are taken to income based on the Percentage-of-Completion method. In compliance with the earned income principle, a relative share of the total contract amount and expenses, equal to the work that has been done at the time of closing the accounts, is included in the profit and loss statement. For projects that at the time of evaluation are expected to produce a loss, provision is made immediately for the total loss expected (The prudence principle).

Cost of goods sold
Cost of goods sold are recognised according to the corresponding revenue according to the matching principle.
Cost of goods sold also includes, in addition to cost of goods for resale, man-hour costs for service and direct and indirect operating costs related to Ships Equipment activities.

Taxes
The Group's tax expenses and tax liabilities are presented in the accounts by using the liability method for calculating deferred tax. The profit and loss statement includes the change in deferred taxes in addition to tax payable on the profit for the year. The deferred tax liability/tax asset is related to taxable and deductible temporary differences, which is the difference between book value, and the assets tax base. Taxable and deductible differences, which are, or may be, reversed in the same period, are offset. Any remaining deductible difference is used as a basis for recognising a deferred tax asset if future taxable income is likely to occur. Deferred tax liability and assets are presented net within the same tax regime.

Fixed assets
All tangible assets with a useful economic life in excess of 3 years are recognised at the original cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated economic life of the assets.

Maintenance of tangible assets is recorded as an operating cost, whereas improvements are capitalised and depreciated along with corresponding asset.

Gains or losses on the sale of fixed assets are recorded as operating revenues and other operating costs respectively.

Goodwill
Goodwill is the difference between the amount paid for an acquired company and the identifiable fair value of the assets and liabilities of the acquired company. Goodwill is amortised over its expected useful life. Goodwill is amortised over 10 – 20 years.

Other intangible assets
Expenses related to the acquisition and development of intangible assets are capitalised if the criteria for capitalisation are fulfilled.

Receivables and liabilities in foreign currencies
Unitor ASA's receivables and liabilities are converted into NOK at end-of-period exchange rates. Realised and unrealised gains and losses are recorded as income or costs on an ongoing basis. See also "Financial instruments and the hedging strategy" below.

Inventories
Inventories are carried at original cost, based on the FIFO principle, or the market value - which ever is the lowest. The original cost of purchased goods is the purchase price. The original cost of work in progress and own manufactured goods is the direct cost of production plus a share of the indirect cost of production.

Inventories are reduced for estimated obsolescence.

Accounts receivable
Accounts receivable include invoiced accounts receivable less provision for potential bad debt. Accounts receivable also include accrued operating revenues from applying the Percentage-of-Completion method less prepayments related to the project recorded as income.

Cash and deposits
Cash and deposits include cash and bank deposits. Restricted cash is included as cash and cash deposits.

Pension commitments
The Group's Norwegian companies have pension schemes, which entitle the employees to agreed future pension benefits (benefit plans). The benefits are based on years of service and salary level at retirement age. Pension commitments linked to such schemes less the market value of the assets involved are included in the balance sheet. The computed pension cost and the net pension commitment are based on assumptions of discount rate, future growth in the salary, pension regulation/inflation, and expected return on the pension plan assets.

The Group's non-Norwegian subsidiaries mainly have pension schemes where the company's commitment is to contribute to the individual employee's pension scheme (contribution plans).

Accounting for pensions are based on linear earnings and expected final salary level. Estimate deviations exceeding 10 percent of the higher of pension obligations and pension plan assets are amortized over the expected remaining service period (corridor). Changes in pension plans are expensed when the plan is changed.

The early retirement pension reserve is based on the net present value of the agreed pension, including expected regulation up to retirement age. Costs related to compensation for an insufficient number of years of service thus leading to a reduced pension from the National Insurance Scheme and continued membership of the group pension scheme we also included.

Financial instruments and the hedging strategy
Financial instruments are regarded as hedging contracts and the effects on profits are booked in step with the underlying cash flows or balance sheet.

Forward contracts
The sale of future net currency inflow in USD is considered as a hedging contract on the basis of a conservative assessment of the expected cash flow. Unrealised gains/losses on such forward currency contracts are recorded as profit in step with the underlying net currency inflow in USD. Similarly, purchases of future net currency outflow in EUR, GBP etc. are considered as hedging contracts and are booked in the same way as net currency inflow in USD. Continuous assessments are made of acceptable exchange rates .

For forward contracts that are entered into to hedge the company's balance sheet, unrealised gains and losses are taken through income. The premium or discount of the forward contracts is booked on a current basis as interest income or interest costs allocated over the lifetime of the individual contract. Exposure in net equity in subsidiaries' is hedged on a current basis.

Options contracts
Options contracts are entered into in the same way as forward contracts to hedge the exchange rate for future currency inflows in USD or future currency outflows in other currencies. For accounting purposes these are treated equally. Option premiums paid at the time the agreement is entered into, is accrued according to the due dates of the underlying contracts. Currency options are valued at the lower of historical cost and real value.

Future interest agreements
Future interest agreements are evaluated at the market value on the balance sheet date. The net effect on the profit of the interest income and costs related to these contracts is accrued over the lifetime of the contract and is recorded under financial items.

Cost relating to loans
Fees, which relate to the company's loan agreements are capitalised and amortised over the lifetime of the loan.

Cash flow
The cash flow statement has been drawn up in accordance with the indirect method. Both cash and bank deposits are treated as cash.

Segment information
Operating revenues are distributed between central geographic areas and the Ships Service and Ships Equipment Divisions. As a result of most of the subsidiaries having turnover within all the divisions and areas of activity without having a full allocation of the costs, the operating profit/loss per area of business has little relevance and is therefore not reported. Reference is made to note 2 for specification of operating revenues and cost of goods sold.

Share option plans
Employee compensation expense is measured on the date of the grant of the share options and represents the excess of the quoted market price of the shares over the share option price. Social security taxes are measured at the end of each reporting period based on the excess of the quoted market price of the shares over the exercise price. The expenses are recognised as personnel costs on a straight-line basis over the service period.

Implementation of the International Financial Reporting Standard (IFRS)
Starting in 2005 Unitor will as a stock listed company implement international accounting standards (IFRS) from IASB as governing accounting principles. As a consequence, Unitor has prepared the opening IFRS balance sheet at the date of transition to IFRS, which is 1st January 2004. The 2005 interim reports will be prepared in accordance with IFRS and include comparative information for 2004. Unitor will send a separate stock exchange release with restated financial statements well in advance of the first quarter 2005 presentation in April 2005.

NOTE 1 ACQUISITION AND DIVESTMENT OF ACTIVITIES

UNITOR Group		Country	Included / excluded as per	Amount of investment/ sale	Op. revenues in year of acq. / sale
2004					
TeamTec	investment	Norway	31.12.04	75	0
2003					
Unitor FiFi Systems AS	divestment	Norway	01.06.03	2	10
Unitor Production China Co., Ltd	investment	China	24.09.03	2	2
UK Holding	liquidation	U.K.	30.04.03	0	0
UK Ldt II	liquidation	U.K.	30.04.03	0	0
2002					
Unitor China Co., Ltd	investment	China	01.06.02	2	0
Unitor Ships Service Philippines Inc.	investment	Philippines	01.09.02	2	1
Unitor Ships Service SA France	liquidation	France	30.11.02	0	0

NOTE 2 OPERATING REVENUES AND OPERATING RESULT

Operating revenues distributed by geographical area:

	EU and EEA	America	Asia	Other	Total
2004					
Operating revenues	952	449	780	49	2,230
2003					
Operating revenues	1,017	422	671	49	2,159
2002					
Operating revenues	1,036	446	669	77	2,228

Sales development by product group

Unitor Ships Service	2004	2003	2002
Chemicals	563	528	514
Safety	307	322	397
Refrigeration	242	239	248
Maintenance and Repair	404	382	412
Miscellaneous	68	36	35
Marine Transaction Systems	2		
Unitor Chemicals	140	130	128
Total operating revenues	**1 726**	**1 637**	**1 734**

Unitor Ships Equipment	2004	2003	2002
Chemicals	2	2	1
Safety	279	294	246
Refrigeration	55	52	25
Maintenance and Repair	37	34	46
Miscellaneous	4	0	0
TI Marine Contracting	127	130	143
Unitor FiFi Systems (Divested as per 01.06.03)	0	10	33
Total operating revenues	**504**	**522**	**494**

Operating revenues and cost of goods sold per division	2004	2003	2002
Revenues Unitor Ships Service	1,726	1,637	1,734
Revenues Unitor Ships Equipment	504	522	494
Operating revenues	**2,230**	**2,159**	**2,228**
Cogs Unitor Ships Service	842	816	861
Cogs Unitor Ships Equipment	375	396	366
Cost of goods sold	**1,217**	**1,212**	**1,227**
Operating result Unitor Ships Service	160	85	94
Operating result Unitor Ships Equipment	18	23	30
Operating result Division Head Office and others	-96	-90	-132
Operating result	**82**	**18**	**-8**

NOTE 3 WAGES AND SOCIAL BENEFITS

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
331	328	375	Salaries	100	87	94
69	66	73	Social insurance premium	16	14	16
14	6	24	Pension expenses	7	-6	1
30	26	26	Other benefits	8	8	8
444	**426**	**498**	**Total wages and social benefits**	**131**	**103**	**119**
1,251	1,330	1,439	Average number of employees	152	149	155

LOANS TO EMPLOYEES

Loans to employees totalled NOK 219,954 as of 31.12.2004.

REMUNERATION TO THE BOARD OF DIRECTORS, THE CEO AND THE MANAGEMENT

2003	2004	NOK 1000
1,705	1,729	Salary CEO
184	-	Bonus CEO
732	714	Pension premium CEO
106	112	Other taxable remuneration CEO
729	1,108	Remuneration Board of Directors

In 2004 the CEO was awarded 200,000 options at strike NOK 20 with 66,000 shares in 2004, 66,000 in 2005 and 68,000 in 2006. The costs NOK 2,754,614 related to the options have been expensed in the accounts. The options are exercisable in the full if the CEO remains in his position to May 2006.

The CEO will upon resignation receive ordinary salary until he takes another position, limited to 18 months from the time of resignation. There is no early retirement provision in the CEO's contract, thus the standard retirement age of 67 years applies.

In 2004 the management was awarded 57,025 options at strike NOK 35.00 per share until 2010.

REMUNERATION TO THE AUDITORS

Unitor Group				Unitor ASA		
2002	2003	2004	NOK 1000	2004	2003	2002
4,700	4,700	3,350	Remuneration Audit	864	1,300	1,400
1,200	1,300	2,604	Other accounting- and tax related assistance	1,432	1,400	300

NOTE 4 OTHER OPERATING COSTS

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
0	0	0	Commission to subsidiaries and agents	166	134	150
11	8	-6	Loss on bad debt **	-5	5	10
100	100	102	Maintenance and rental	40	41	39
71	66	68	Office expenses	23	25	29
94	96	102	Sales and administration expenses	44	42	38
143	128	86	Other *	-57	-79	-49
419	**398**	**352**	**Total other operating costs**	**211**	**168**	**218**

** Net after charging Intercompany fees to subsidiaries.*

*** Change in accruals of bad debt MNOK 9 in 2004.*

NOTE 5 OTHER FINANCIAL COSTS

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
0	0	0	Group contribution	-139	-41	-57
0	0	0	(Gain)/loss on sale of subsidiaries	0	2	0
0	0	0	Net currency (gain)/loss	-3	15	-34
-64	-72	-29	(Gain)/loss on hedging of positive cashflow in USD	-28	-72	-64
23	14	5	Other net financial costs*	3	56	81
-41	**-58**	**-24**	**Total other financial costs/(income)**	**-167**	**-41**	**-74**

** Includes share of result from MTS AS (2002 and 2003) and write downs MNOK 25 shares in UNIREF (2003) and MNOK 64,8 shares Unitor UK Holding Ltd (2002).*

NOTE 6 TAXES

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
			Basis for taxation:			
			Earnings before taxes	149	10	-5
			Permanent differences	-113	-25	-14
			Change in timing differences	-14	21	50
			Basis for taxation current year	**22**	**6**	**31**
			Taxes:			
			Taxes payable	6	2	8
			Withholding tax and tax payable branches	2	0	2
			Used remuneration and credit foreign tax	-3	-3	-3
			Correction previous years	0	0	0
			Tax payable current year	**5**	**-1**	**7**
			Tax payable:			
10	-1	5	Norway	5	-1	7
21	17	18	Abroad	0	0	0
31	**16**	**23**	**Total tax payable**	**5**	**-1**	**7**
			Change in deferred tax:			
-12	9	9	Norway	10	3	-12
-9	0	-3	Abroad	0	0	0
-21	**9**	**6**	**Total changes in deferred tax**	**10**	**3**	**-12**
10	**25**	**29**	**Taxes**	**15**	**2**	**-5**
			Timing differences:			
-63	-71	-75	Short term items	-12	-48	-27
-75	-18	5	Long term items	-6	-4	-44
2	2	1	Other items	2	2	3
0	-12	-5	Remuneration dividend carried forward	-5	-7	0
-136	**-99**	**-74**	***Net timing differences***	**-21**	**-57**	**-68**
-106	**-120**	**-109**	**Loss carried forward incl. remuneration**	**0**	**0**	**0**
-242	**-219**	**-183**	**Basis for deferred taxes**	**-21**	**-57**	**-68**
-81	**-77**	**-65**	**Deferred tax assets**	**-6**	**-16**	**-19**
5	**8**	**5**	**Deferred tax liability**	**0**	**0**	**0**
-76	**-69**	**-60**	**Net deferred tax asset entered in the balance sheet**	**-6**	**-16**	**-19**

Net change deferred tax in balance sheet deviates from change deferred tax in Profit & Loss due to effects of acqusition of TeamTec (effect MNOK 2) and other deviation (effect MNOK 1).
At year end 2004 Unitor group have total MNOK 109 as tax loss carried forward.
Total tax loss carried forward expires as follows (in MNOK):

2005	1
2006	3
2007	0
2008	10
2009	8
Thereafter	63
Whitout expiration	24
Total	**109**

NOTE 7 EARNINGS PER SHARE

Unitor Group	2004	2003	2002
Basic earnings per share	3.10	2.06	0.53
Earnings per share fully diluted	3.08	2.06	0.53
Net profit	60	40	10
Time weighted average number of shares issued	19.41	19.55	19.55
Number of shares per 01.01	19.55	19.55	19.55
Number of shares per 31.12	19.28	19.55	19.55

Number of shares is displayed in millions.

NOTE 8 GOODWILL

Unitor Group

	Accumulated cost price 01.01.04	Accumulated depreciation 01.01.04	Book value 01.01.04	Investments/ disposals in 2004	Write downs in 2004	Depreciation in 2004	Book value 31.12.04
Ginge Kerr	17	16	1	0	0	1	0
Rochem	76	63	13	0	0	4	10
TeamTec	0	0	0	44	0	0	43
Miscellaneous	7	4	3	0	0	0	3
Total	**100**	**83**	**17**	**44**	**0**	**5**	**56**

Unitor ASA

Ginge Kerr	9	4	5	0	0	1	4
Total	**9**	**4**	**5**	**0**	**0**	**1**	**4**

Goodwill is depreciated over 10-20 years. Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements.

NOTE 9 FIXED ASSETS AND INTANGIBLE ASSETS

Unitor Group	Machinery & Equipment*	Buildings and land**	Ships	IT-project & other intangible assets	Total
Cost price 01.01.2004	339	357	3	219	918
Companies acquired in 2004	5	7	0	0	12
Investments	38	7	0	15	60
Disposals at cost price	-12	-3	0	0	-15
Currency adjustments	-3	-7	0	0	-10
Cost price 31.12.2004	**367**	**361**	**3**	**234**	**965**
Acc. ordinary depreciation 01.01.2004	-248	-124	-1	-88	-461
Ordinary depreciation	-29	-15	0	-32	-76
Write Downs	0	0	0	0	0
Disposals acc. depreciation	10	3	0	0	13
Currency adjustments	3	3	-1	0	5
Acc. ordinary depreciation 31.12.2004	**-264**	**-133**	**-2**	**-120**	**-519**
Book Value 31.12.2004	**103**	**228**	**1**	**114**	**446**
Depreciation period	4-14 years	20-33 years	20 years	8 years	
Book value distributed per geographic area					
North Europe	81	160	0	114	355
SEE, Middle East and South Africa	6	3	0	0	9
Americas	6	17	0	0	23
Asia Pacific	10	48	1	0	59
TOTAL	**103**	**228**	**1**	**114**	**446**

Unitor ASA	Machinery & Equipment *	Buildings and land**	IT-project & other intang-ible assets	Goodwill ***	Total
Cost price 01.01.2004	83	1	219	8	311
Investments	16	0	12	0	28
Disposals at cost price	-7	0	0	0	-7
Cost price 31.12.2004	**92**	**1**	**231**	**8**	**332**
Acc. ordinary depreciation 01.01.2004	-50	-1	-88	-3	-142
Ordinary depreciation	-12	0	-30	-1	-43
Write Downs	0	0	0	0	0
Disposals acc. depreciation	7	0	0	0	7
Acc. ordinary depreciation 31.12.2004	**-55**	**-1**	**-118**	**-4**	**-178**
Book value 31.12.2004	**37**	**0**	**113**	**4**	**154**
Depreciation period	4-14 years	20-33 years	8 years	20 years	

** Cylinders included in Machinery & Equipment.*
*** Land is not depreciated.*
**** The goodwill is related to Ginge Kerr.*

NOTE 10 INVENTORIES

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
20	21	31	Raw materials	0	0	0
29	24	43	Goods / projects in process	5	2	18
394	375	396	Finished goods	176	184	220
443	**420**	**470**	**Total inventories**	**181**	**186**	**238**
21	25	27	Accrual obsolete inventory	26	24	18

NOTE 11 ACCOUNTS RECEIVABLE

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
409	412	431	Accounts receivable - invoiced	315	335	358
40	21	22	Delivered not invoiced	1	1	4
-15	-17	-8	Provision for bad debt	-8	-18	-14
434	**395**	**423**	**Total accounts receivable**	**308**	**318**	**348**
11	4	6	Recorded loss on accounts receivable	5	1	11

NOTE 12 CASH, BANK DEPOSITS AND OVERDRAFT

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
58	53	114	Cash and bank deposits - unrestricted	44	17	21
10	11	11	Cash and bank deposits - restricted	1	0	0
68	**64**	**125**	**Total cash and bank deposits**	**45**	**17**	**21**
3	17	9	Bank Overdraft	0	6	59

Unitor ASA

The company's employees tax liabilities are secured by a bank guarantee.

Unused bank overdraft facility amounts to MNOK 88.

NOTE 13 EQUITY

	Share-capital	Share premium reserve	Other paid-in equity	Other equity Unitor ASA	Other equity Group	Total
Equity per 31.12.01	**244**	**355**		**160**	**80**	**839**
Profit for the year ASA				0	0	0
Group Profit for the year				0	10	10
Currency exchange differences				0	-14	-14
Equity per 31.12.02	**244**	**355**		**160**	**76**	**835**
Profit for the year ASA				8	-8	0
Group Profit for the year				0	40	40
Dividend				-98	0	-98
Currency exchange differences				0	6	6
Equity per 31.12.03	**244**	**355**		**70**	**114**	**783**
Profit for the year ASA				133	-133	0
Group Profit for the year				0	60	60
Options			3	0	0	3
Own Shares	-3			-7	0	-10
Minority				0	2	2
Dividend				-29	0	-29
Currency exchange differences				0	1	1
Equity per 31.12.04	**241**	**355**	**3**	**167**	**44**	**810**

The Unitor shares nominal value is NOK 12.50 per share.

NOTE 14 PENSIONS

The Unitor Group have both contribution and defined benifit plans. The Norwegian Pension schemes are mainly defined benefit plans, while schemes outside Norway are mainly contribution plans. The Norwegian plans are mostly coordinated with expected contribution from the National Insurance.

The Group also has some minor unfunded pension liabilities. The annual costs from these plans are immaterial. Provisions for early retirement have been calculated separately and are included in the liabilities with MNOK 6. External actuaries have been used to estimate values of plan assets and liabilities incurred.

The effect of changes in estimated values and deviation between estimate and actual return on plan assets are recorded on profit and loss over the average remaining pensionable service when the accumulated effect exceeds 10% of the largest of plan assets and incurred liabilities. Net pension assets and liabilities are presented gross in the balance sheet since pension liabilities consist of early retirement funds and other liabilities.

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
			Economical assumptions			
6.0%	6.0%	5.5%	Interest rate	5.5%	6.0%	6.0%
7.0%	7.0%	6.5%	Expected return on plan assets	6.5%	7.0%	7.0%
3.3%	3.3%	3.0%	Expected increase in Norwegian Government basis pension	3.0%	3.3%	3.3%
3.3%	3.3%	3.0%	Regulation of wages	3.0%	3.3%	3.3%
2.5%	2.5%	2.5%	Regulation of pensions	2.5%	2.5%	2.5%
			Spesification of current year pension costs			
5	5	5	Net present value of this year pension costs	3	4	3
6	5	5	Interest costs of incurred pension liabilities	4	3	4
-7	-7	-7	Expected return on plan assets	-4	-5	-5
1	0	1	Charged social security tax	0	0	1
0	-10	0	Recorded changes in pension plans	0	-9	0
0	1	1	Recorded share of changes in estimated values	1	1	0
8	12	19	Pension cost contribution plans	0	0	0
13	**6**	**24**	**Net pension costs**	**4**	**-6**	**3**
			Spesification of net pension liabilities			
107	106	113	Estimated value of incurred liabilities	71	72	73
112	109	109	Estimated value of plan assets	69	74	77
-5	**-3**	**4**	**Net pension liabilities**	**2**	**-2**	**-4**
1	-9	-15	Accumulated changes in estimated values	-10	-5	3
-4	**-12**	**-11**	**Net pension assets/liabilities on balance sheet***	**-8**	**-7**	**-1**

** Net pension assets and liabilities.*

NOTE 15 RESTRUCTURING AND WRITE DOWNS

Unitor Group

	2004	2003	2002
Restructuring accruals 01.01	11	3	7
Restructuring expenses used of this year's accrual	-11	8	-4
Restructuring accruals 31.12	**0**	**11**	**3**
Write downs and restructruring cost expensed this years result			
Write down Goodwill Dobson	0	0	31
Write down Buildings	0	0	16
Write downs other	0	0	2
Write downs cylinders	0	4	0
Restructuring cost	0	20	4
Total Write down and restructuring cost this year	**0**	**24**	**53**

NOTE 16 LIABILITIES TO FINANCIAL INSTITUTIONS

Distribution of long term interest bearing liabilities by currency (amount in MNOK):

Currency	2004	2003	2002
NOK*	19	0	0
USD	272	233	313
EUR	165	50	124
Total liabilities to financial institutions	**456**	**283**	**437**

Per 31.12.04, the average interest rate on Unitor Group's long term USD loans is 2.30 %.
Per 31.12.04, the average interest rate on Unitor Group's long term EUR loans is 2.31 %.
** NOK loans is TeamTec AS. Average interest rate is 3.24 %.*

The weighted average interest rate for long term interest bearing debt is in addition influenced by a premium or a discount (pips) on forward contracts related to the Balance Sheet Hedge. Per 31.12.04 unrealised net interest expense not reflected in the balance sheet was MNOK 0.3.

Amortisation plan for long term interest bearing liabilities distributed by type of loan:

Year	Mortgage loan	Other liabilities	Total
2004	0	0	0
2005	0	0	0
2006	0	0	0
2007	0	0	0
After 2007	0	456	456
Total	**0**	**456**	**456**

The Group's main debt financing consists of a revolving credit facility of MUSD 70, and MEUR 25.
Per 31.12.04 MUSD 45 and MEUR 20 is drawn on the revolving credit facility.

Financial covenants:
(i) NIBD/EBITDA ratio: Not to exceed 3.50. Defined as net interest bearing debt (NIBD) divided by EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortising of goodwill, corrected for gains or losses incurred in relation to currency hedging of net cashflow.
(ii) Interest coverage ratio: To be no less than 4.0. Defined as EBITDA divided by net interest cost.
(iii) Equity ratio: To be no less than 0.35. Defined as total equity divided by the book value of the total assets.

Per 31.12.2004 Unitor is in compliance with all financial covenants.

NOTE 17 OTHER SHORT TERM LIABILITIES

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
10	15	22	Accruals other benefits	0	0	0
0	0	0	Short term liabilities to subsidaries	146	307	845
114	102	123	Other	48	48	34
124	**117**	**145**	**Total other short term liabilities**	**194**	**355**	**879**

NOTE 18 PLEDGES

Unitor have not mortgaged any assets. The financial institutions have however a negative pledge on all material assets.

NOTE 19 STATEMENT OF CASHFLOW

The Unitor Group had a positive cashflow from operations of MNOK 104, compared to a positive cashflow of MNOK 150 in 2003. Funds generated from operations were MNOK 154 compared to MNOK 119 in 2003. EBT contributed MNOK 89 compared to MNOK 65 previous year. Ordinary depreciation and write-downs were MNOK 81 compared to MNOK 85 previous year. Total tax payable were MNOK 16 compared to MNOK 31 in 2003.

Net change in cash related to balance sheet transactions were MNOK - 50 compared to MNOK 31 in 2003. Main reason for change is cosolidation of TeamTec's balance sheet items, accounts receivables MNOK 20 and inventory MNOK 19, in Unitor ASA's balance sheet. Other changes are related to increased activities.

Net negative change in in cash from investments was MNOK 122 in 2004 compared to MNOK 23 in 2003. Investments concluded to MNOK 56 compared to MNOK 61. In addition investment in TeamTec was MNOK 60 and purchase of own shares was MNOK 10. Disposal of assets were MNOK 4 compared to MNOK 38 in 2003.

Net changes in cash from financing activities were positvie MNOK 79 compared to negative MNOK 155 previous year. The positive change in cash flow operation initiated other investments and acquirement of TeamTec, In addition Unitor has increased lomg-term debt with MNOK 173 compared to a reduction of MNOK 155 in 2003. Unitor has paid dividend to shareholders totalling MNOK 98 compared to MNOK 0 previous year.

The net change in the cash position was up MNOK 61 for 2004 and ended at MNOK 125.

NOTE 20 FINANCIAL MARKET RISK AND FINANCIAL INSTRUMENTS

CURRENCY RISK

The Unitor Group's cash flow is exposed to a number of different currencies related to a net currency inflow (USD) and net outflow (various currencies). Continuous evaluation of acceptable hedging rates for future cash flows is performed. Financial instruments used for hedging are forward contracts or options (option combinations).
The Unitor Group's balance sheet items are exposed to various currencies. This exposure is hedged as it occurs by entering forward contracts.

NET CASHFLOW HEDGE
Forward exchange contracts against NOK per 31.12.04

	Bought/Sold	Amount in currency	Average rate hedged	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD 2005	Sold	56	6,79	7	42
USD 2006	Sold	10	6,90	15	9
EUR 2005	Bought	30	8,23	8	0
Total outstanding contracts					**51**
Whereof recorded against equity					0
Whereof recorded in Profit and Loss					0

**Unrealised gain/(loss) is the market value (forward rate) on outstanding forward contracts per 31.12.04.*

PROJECT HEDGE (TI Marine Contracting)
Forward exchange contracts against NOK per 31.12.04

	Bought/Sold	Amount in currency	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD	Sold	6	14	15
JPY	Sold	343	5	1
Total outstanding contracts				**16**
Whereof recorded against equity				0
Whereof recorded in Profit and Loss				1

**Unrealised gain/(loss) is the discounted market value (forward rate) on outstanding forward contracts per 31.12.04.*
Projects are booked to Profit & Loss on a running basis, while the liquidity effects are realised at maturity of the hedge contract.

BALANCE HEDGE

Forward exchange contracts against NOK per 31.12.04

	Bought/Sold	Amount in currency	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD	Sold	17	2	0
GBP	Sold	1	2	0
EUR	Sold	10	2	-2
JPY	Sold	1,300	2	0
SGD	Sold	15	2	0
KRW	Sold	4,500	2	0
PLN	Sold	19	2	-1
Total outstanding contracts				**-3**
Whereof recorded against equity				-3
Whereof recorded in Profit and Loss				0

**Unrealised gain/(loss) is the agio/(disagio) against endrate 31.12.04 including accrued interest on outstanding forward contracts. Agio/(disagio) effects is booked against equity, while accrued interest on outstanding contracts is booked against Profit and Loss.*

Forward- and option contracts related to hedging of future cash flows in various currencies, will be included in P/L continuously as the net underlying currency inflow or -outflow occurs.

Forward- and options contracts related to hedging of the Group's balance sheet items are booked against equity.

INTEREST RATE RISK

Interest rate swap contracts per 31.12.04

	Amount in currency(mill)	Interest rate	Avg. remaining terms (days)	Unrealised * gain/(loss)
USD Swaps	30	2.24%	641	
USD Loan unhedged	15	2.40%	59	
USD Portfolio	45	2.30%	447	3
EUR Swaps	5	2.83%	451	
EUR Loan unhedged	15	2.14%	89	
EUR Portfolio	20	2.31%	180	0
Whereof recorded against equity				0
Whereof recorded in Profit and Loss				0

**Unrealised gain/(loss) is the discounted market value (interest rate swap) on outstanding swap contracts per 31.12.04.*

NOTE 21 MAJOR EXCHANGE RATES IN 2004 AND 2003

Versus NOK	2004 Average rate	2004 Closing rate	2003 Average rate	2003 Closing rate
USD	6.7393	6.0543	7.0867	6.6510
EUR	8.3702	8.2314	7.9977	8.3869
JPY	6.2331	5.9078	6.1070	6.2100
GBP	12.3373	11.6303	11.5551	11.9046

NOTE 22 SHARES IN SUBSIDIARIES

Shares in subsidiaries	Country of Registration	Companies share capital	Ownership/ vote right	Book value 31.12.04 NOK 1.000
Unitor Pty. Ltd.	South-Africa	ZAR 910	100%	1,656
Unitor Argentina	Argentina	ARS 12	100%	2,105
Unitor Ships Service Equipam. Maritimos Ltda.	Brazil	BRR 275	100%	974
Unitor Ships Service Ltd. Canada	Canada	CAD 1	100%	5
Unitor Ships Service NV	Netherl. Ant.	ANG 10	100%	43
Unitor Panama SA	Panama	USD 25	100%	148
Unitor Holding Inc.	USA	USD 1.759	100%	67,153
Unitor (China) Co. Ltd.	China	CNY 1.655	100%	1,573
Unitor (China) Production Co. Ltd.	China	CNY 2.483	100%	3,497
Unitor Ships Service Ltd.	Hong Kong	HKD 0	100%	0
Unitor Ships Service Co. Ltd.	Japan	JPY 300.000	100%	18,683
Unitor Korea Ltd.	Korea	KRW 290.000	100%	2,831
Unitor Trading (Malaysia) SDN BHD	Malaysia	MYR 50	100%	127
Unitor Ships Service Philippines Inc.	Philippines	PHP 10.326	100%	1,518
Unitor Ships Service Pte. Ltd.	Singapore	SGD 100	100%	220
Unitor Ships Service NV	Belgium	EUR 62	100%	5,327
Unitor Denmark AS	Denmark	DKK 2.000	100%	18,019
Unitor Ships Service OY AB	Finland	EUR 8	100%	81
Unitor Trading France SA	France	EUR 38	100%	313
Uniref SA	Greece	EUR 3.062	100%	2,562
Unitor Hellas AEVE	Greece	EUR 3.258	100%	64,395
Unitor Trading SRL	Italy	EUR 106	100%	1,145
Unitor Cyprus Ltd.	Cyprus	CYP 10	100%	146
Unitor Ships Service BV	Netherlands	EUR 18	100%	119
Unitor Chemicals AS	Norway	NOK 250	100%	21,050
Ticon Isolering AS	Norway	NOK 100	100%	0
Unitor Polzka SP z.o.o.	Poland	PLZ 5000	100%	11,444
Unitor Equipamentos Maritimos Ltda.	Portugal	EUR 2	100%	30
Unitor de Portugal - Equip. Navais e Ind. Ltda.	Portugal	EUR 2	100%	256
Servicios Navales Uniper SA	Spain	EUR 481	100%	4,275
Unitor UK Ltd	U.K.	GBP 150	100%	9,850
Rochem Holding AG	Switzerland	CHF 2.000	100%	89,395
Unitor Ships Service AB	Sweden	SEK 100	100%	62
TI Marine Contracting AS	Norway	NOK 15.000	100%	15,000
Marine Transaction Services	Norway	NOK 100	100%	4,201
Unitor Ships Service GmbH	Germany	EUR 2.761	100%	23,507
TeamTec AS	Norway	NOK 12.000	94.5%	73,212
Total shares in subsidiaries				**444,920**

Shares in joint ventures and affiliated companies

	Country of registration	The Company's share value	Group share	Book value 31.12.04 NOK 1.000
Marine Alliance	Netherlands	TUSD 35	50%	0

Shares in subsidiaries with indirect ownership

	Country of registration	Group share
Unitor de Mexico SA de CV	Mexico	100%
Unitor Ships Service Inc.	USA	100%
Ticon Insulation UK Ltd.	U.K.	100%

NOTE 23 SHAREHOLDER INFORMATION

Largest shareholders in Unitor ASA at 31.12.2004

	Name:	No of Shares	% of total Share Capital
1	UMOE INDUSTRI AS	13,470,798	68.91
2	FOLKETRYGDFONDET	2,044,722	10.46
3	ODIN NORGE	1,865,872	9.54
4	KACIN KS JARLE ROTH	336,500	1.72
5	UNITOR ASA	273,714	1.40
6	PUMPØS AS V/ERIK SCHULTZ	135,600	0.69
7	SKAGEN VEKST	120,150	0.61
8	VITAL FORSIKRING ASA (OMLØP)	115,080	0.59
9	LOMBARD ODIER DARIER HENTSCH & CIE	96,000	0.49
10	MUSTAD INDUSTRIER AS	90,750	0.46
	Total Largest Shareholders		94.87
	Other Shareholders		5.13
	Total shareholders		100.00

Shares owned by members of the Board, President and Auditors per 31.12.2004

Name:	No of Shares
Jens Ulltveit-Moe*	13,470,798
Moritz Skaugen jr. *	1,000
Carsten Hansteen *	0
Knut Øversjøen*	0
Karen Helene Midelfart *	0
Erlend Grimstad *	0
Kai Engedal *	0
Turi Strømberg **	0
Anette Gether **	0
Sten Vedi **	0
Jarle Roth, President & CEO *	336,500
Auditors:	
Ernst & Young	0

** This summary includes shares owned by near family and through companies the person controls.*
The President and CEO has in connection with his investment in the company share received a loan from the company's main shareholder.
*** Employee representative.*

NOTE 24 RECEIVABLES AND LIABILITIES RELATED TO SUBSIDIARIES

Unitor ASA	2004	2003	2002
Loans to group companies	352	332	362
Other long term financial assets	1	2	26
Other receivables	18	84	685
Other long term liabilities	24	19	16
Other short term liabilities	194	355	879

Related to subsidiares:	2004	2003	2002
Loans to group companies	352	332	362
Other receivables	0	67	665
Other long term liabilities	24	19	16
Other short term liabilities	146	307	845

NOTE 25 OTHER RECEIVABLES

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
27	33	39	VAT	15	16	16
0	0	0	Related to group companies	0	67	665
11	7	11	Other	3	1	4
38	**40**	**50**	**Total other receivables**	**18**	**84**	**685**

NOTE 26 GUARANTEES

Unitor ASA	2004	2003	2002
Guarantee liabilities to Group companies *	76	124	121
Guarantee liabilities others	10	11	10
Total guarantee liabilities	**86**	**135**	**131**
**Whereof guarantees is for Marine Alliance:*	*0*	*33*	*35*

NOTE 27 LEGAL DISPUTES

As of 31 December 2004, Unitor is not aware of any significant legal dispute.

NOTE 28 SUBSEQUENT EVENTS

No subsequent events have occured that will influence the accounts for the year 2004.



□ Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

□ Foretaksregisteret:
NO 976 389 387 MVA

Tel +47 24 00 24 00
Fax +47 24 00 24 01
www ey no

Medlemmer av Den norske Revisorforening

To the Annual Shareholders' Meeting of
Unitor ASA

Auditor's report for 2004

We have audited the annual financial statements of Unitor ASA as of 31 December 2004, showing a profit of NOK 133 million for the parent company and a profit of NOK 60 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 17 March 2005
ERNST & YOUNG AS

Jan Egil Haga (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

■ Besoksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

□ Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

KEY RATIOS

All figures in MNOK

Unitor Group

Result	Definitions		2004	2003	2002	2001	2000
Operating revenues	MNOK		2,230	2,159	2,228	2,453	2,419
EBIT	MNOK	1	111	115	109	82	62
EBITDA	MNOK	2	191	196	198	173	165
Earnings before tax (EBT)	MNOK		89	65	20	45	6
Tax rate	%		32.2	38.3	48.3	51.1	-
Profitability							
EBITDA margin	%	3	8.6	9.1	8.9	7.1	6.8
Net operating margin	%	4	3.7	2.0	2.0	3.5	4.6
Gross profit margin	%	5	4.0	3.0	0.9	1.8	0.2
Net profit margin	%	6	2.7	1.9	0.5	0.9	0.2
Return on capital employed	%	7	6.9	3.5	3.1	5.1	6.9
Return on equity	%	8	7.6	5.0	1.2	2.6	0.7
Average sale pr. order (USS)*	NOK		9,441	8,902	8,931	9,843	8,998
Number of orders (USS)	Number		164,223	165,839	177,184	186,612	197,071
Number of employees	Number		1,439	1,330	1,251	1,253	1,457
Capital							
Market value	MNOK	9	1,157	528	373	802	1,153
Equity	MNOK		810	783	835	839	840
Equity ratio	%	10	48.6	52.1	51.7	41.4	39.4
Net interest bearing debt	MNOK		340	237	369	663	756
Liquidity							
Current ratio		11	2.9	2.3	2.9	3.5	2.9
Cashflow from operations	MNOK		104	150	362	163	-33
Shares							
Earnings per share (EPS)	NOK	12	3.10	2.06	0.53	1.13	0.31
Earnings per share fully diluted	NOK	12	3.08	2.06	0.53	1.13	0.31
Cashflow per share	NOK	13	7.87	6.85	4.80	6.90	5.23
Book equity per share	NOK	14	42.02	40.04	42.73	42.92	42.97
Dividends	NOK	14	1.50	5.00	-	-	-
Share price 31.12	NOK		60.00	27.00	19.10	41.00	59.00
Price/earnings ratio			19.4	13.1	35.8	36.4	190.3
Number of shares 31.12	x 1.000		19,276	19,550	19,550	19,550	19,550
Average number of shares	x 1.000		19,412	19,550	19,550	19,550	19,550

See definitions, page 30.

** Sale per order are shipment in Unitor Ships Service network to ship. Order size is calculated on fixed rates - $ = NOK 7.2 and EUR = NOK 8.3.*

SHAREHOLDER INFORMATION

Unitor aims for its share price to reflect as closely as possible its underlying values as well as expectations of future earnings. In order to achieve this, Unitor keeps the financial market posted about the company's performance through stock market reports and press releases, annual and interim reports and presentations in Norway and abroad. In October 2004 Oslo Stock Exchange established a range of classes based on companies share liquidity, in which Unitor was awarded category "OB Standard". In addition Oslo Stock Exchange established category "I" and "E" notifications covering listed companies information to the market. Unitor aims to fulfill criteria related these notifications in the future.

Dividend policy

Unitor aims to give its shareholders best possible return on share investment. The company's ambition is for continued growth and increased earnings. Unitor will focus to keep its sound financial position, which has been strengthened during the last years. The return on the shareholders' investments is realized in the form of rising share prices and distribution of dividends. The company focus on optimal capital structure and need for investments when considering distribution of dividends.

Evaluating Unitor

At year-end 2004, the price per Unitor share was NOK 60 compared to NOK 27 per share as at 31.12.03. Number of issued shares was 19.55 million. The total stock market value was respectively MNOK 1157 as at 31.12.04 and MNOK 528 as at 31.12.03. By year-end 2004 Unitor had 273.714 own shares compared to 0 by year-end 2003.

No valuation of the company is presented beyond the above information regarding stock market value. However, several broking houses prepare analyses and valuations. Most factors of significance when assessing the Unitor Group have been covered in previous chapters in this Annual Report, and in Annual Review, which is available at request to Unitor, alternatively at www.unitor.com



2
0
-2
00
01
02
03
04
Earnings per share
Dividend per share

EARNINGS AND DIVIDEND PER SHARE



1500
1000
500
0
99
00
01
02
03
04

STOCK MARKET VALUE



200
170
140
110
80
50
20
-10

Unitor --------- Relativ All Share Index ----------- Relativ Transp. Index

Distribution of shares in Unitor ASA as at 31.12.2004 by geographic area

Area	No.of shareholders	%of no.of shareholders	% of total share capital
Norway	910	80.2	98.5
Sweden	14	1.2	-
Switzerland	2	0.2	0.7
U.K.	27	2.4	0.1
USA	49	4.3	0.1
United Arab Emirates	6	0.5	0.1
Other countries	127	11.2	0.5
Total	1,135	100.0	100.0
Trading abroad	225	19.8	1.4

Distribution of shares in Unitor ASA as at 31.12.2004 by shareholder group

Number of shares per shareholder	No.of shareholders	%of no.of shareholders	% of total share capital
1-100	540	47.6	0.1
101-1.000	442	38.9	0.9
1.001-100.000	145	12.8	5.0
over 100.001	8	0.7	94.0
Total	1,135	100.0	100.0

Share price movements on the Oslo Stock Exchanger (2000-2004)

	2004	2003	2002	2001	2000
Highest price	60.00	30.00	45.00	64.50	77.00
Lowest price	27.00	17.00	10.20	29.00	52.50
Closing price as at 31.12.	60.00	27.00	19.10	41.00	59.00

TRADING IN UNITOR SHARES

Unitor has been listed on the Oslo Stock Exchange since 1968. In 2004, 1,468,879 shares were traded, producing a current ratio of 7.5 %.

Corresponding figures for 2003 were 4,178,863 shares and a current ratio of 21 %.

REGULATION OF THE OPENING VALUE WITH CHANGES IN TAXED CAPITAL (RISK)

RISK regulation only applies to Norwegian shareholders and is carried out as of January 1, for those who are shareholders at that time:

RISK-amounts per share for the period 1990-2004

1.1.98	1.1.99	1.1.00	1.1.01	1.1.02	1.1.03	1.1.04
NOK -.080	NOK -2.25	NOK -0.63	NOK 0.98	NOK 0	NOK 0.85	NOK -4.84

AUTHORISATION TO INCREASE CAPITAL

In the shareholder's meeting held on 12 May 2003 in Unitor ASA, it was resolved to grant the board of directors power of attorney toincrease the company's share capital up to NOK 4,375,000 by an issue of maximum 350,000 shares, each at nominal values of NOK 12.50. The shares are to be subscribed to by the Unitor Group's management, on terms and conditions as set out by the board of directors. The existing shareholder's pre-emption right is waived. The power of attorney comprises the right to amend the articles of association pursuant to the capital increase(s) to be implemented. The power of attorney is valid until 12 May 2005.

ANALYST INFORMATION

PROFIT AND LOSS BY QUARTER

MNOK	4q 2004	3q 2004	2q 2004	1q 2004	4q 2003	3q 2003	2q 2003	1q 2003
Revenues Unitor Ships Service	433	431	430	119	394	424	404	415
Revenues Unitor Ships Equipement	134	119	132	432	132	138	132	120
Operating revenues	567	550	562	551	526	562	536	535
Cogs - Unitor Ships Service	211	204	211	216	184	214	210	208
Cogs - Unitor Ships Equipement	98	93	96	88	113	99	94	90
Cost of Goods sold	309	297	307	304	297	313	304	298
Other operating costs	220	202	211	217	194	216	201	213
Ordinary depreciation	20	20	21	20	20	21	20	20
Restructuring cost and Write downs	0	0	0	0	4	0	0	20
Ordinary operating result	18	31	23	10	11	12	11	-16
Net financial costs	-6	-2	2	-1	0	7	-20	-34
Earnings before taxes	24	33	21	11	11	5	31	18
Taxes	3	13	9	4	4	1	13	7
Net profit/(loss)	21	20	12	7	7	4	18	11

SHARES AND SHARE CAPITAL

The development of the share capital over the past five years

Date	Type of issue/expansion	Change in no. of shares	No. of shares	Share Capital
2000	No share issues		19,549,651	244,370,630
2001	No share issues		19,549,651	244,370,630
2002	No share issues		19,549,651	244,370,630
2003	No share issues		19,549,651	244,370,630
2004	No share issues		19,549,651	244,370,630

DEFINITIONS OF KEY RATIOS

1 EBIT — Ordinary operating result * + net currency hedge

2 EBITDA — Ordinary operating result * + ordinary depreciation + net currency hedge

3 EBITDA margin — EBITDA / Operating revenues

4 Net operating margin — Ordinary operating result * / Operating revenues

5 Gross profit margin — Earnings before tax / Operating revenues

6 Net profit margin — Net profit / Operating revenues

7 Return on capital employed — Ordinary operating result * / Average capital employed (Total assets - non interest bearing debt + accrued dividends)

8 Return on equity — Net profit / Average equity

9 Market value — Share price 31.12. * total outstanding shares

10 Equity ratio — Equity / Total assets

11 Current ratio — Current assets / Short term liabilities

12 Earnings per share — Net profit / Average number of shares (adjusted)

13 Cash flow per share — Net profitNet +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)

14 Book equity per share — Equity / Total outstanding shares

15 Dividends — Dividends are adjusted for share issues and share split.

16 Payout ratio — Dividends in percent of earnings per share

* Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity.

UNITOR®

Unitor ASA
Mail: P.O.Box 300, Skøyen, N-0213 Oslo, Norway, Office: Drammensveien 175, 0277 Oslo, Norway,
Tel: +47 22 13 14 15, Fax: +47 22 13 45 00, Email: web@unitor.com, Internet: www.unitor.com

UNITOR
20

UNITOR®

Vision

To achieve profitable growth by being the first choice for ship owners, ship managers, and shipyards

Backing the vision, Unitor has a four-point value proposition:

- Unitor provides and develops competitive products, services and systems through an efficient worldwide network
- Unitor serves the merchant marine, cruise, and offshore markets
- Unitor strives to be the leader in the areas of safety, refrigeration, chemicals, gas, welding, insulation, incinerators and maintenance & repair
- Unitor attracts and develops dedicated and competent people

Shared values

Customers first

- We go the extra mile for the customer
- We have passion for the marine industry
- We continuously develop our knowledge and skills to the benefit of our customers
- We conduct our business with professionalism

Responsible firm

- We operate our business with a good conscience, high ethical standards, and according to local law
- We care about safety at sea and the environment

Hands-on management

- We base our behaviour on delegation, ownership, and trust
- We strive for simplicity and speed
- We take risk, accept mistakes, and learn from them
- We have no room for politics
- We are cost-conscious and actively reallocate resources in order to improve profits

People with passion

- We are proud to work for Unitor
- We strive to understand each other and the cultures in our firm
- We respect each other as individuals
- We are opportunity driven, encourage innovation, and show ambition
- We strive for an honest and open exchange of ideas and viewpoints

UNITOR ANNUAL REVIEW

KEY RATIOS

All figures in MNOK

Unitor Group

Result		2004	2003	2002	2001	2000
Operating revenues	MNOK	2,230	2,159	2,228	2,453	2,419
EBIT	MNOK	111	115	109	82	62
EBITDA	MNOK	191	196	198	173	165
Earnings before tax (EBT)	MNOK	89	65	20	45	6
Tax rate	%	32.2	38.3	48.3	51.1	-
Profitability						
EBITDA margin	%	8.6	9.1	8.9	7.1	6.8
Net operating margin	%	3.7	2.0	2.0	3.5	4.6
Gross profit margin	%	4.0	3.0	0.9	1.8	0.2
Net profit margin	%	2.7	1.9	0.5	0.9	0.2
Return on capital employed	%	6.9	3.5	3.1	5.1	6.9
Return on equity	%	7.6	5.0	1.2	2.6	0.7
Average sale per order, USS*	NOK	9,441	8,902	8,931	9,843	8,998
Number of orders, USS*	Number	164,223	165,839	177,184	186,612	197,071
Number of employees	Number	1,439	1,330	1,251	1,253	1,457
Capital						
Market value	MNOK	1,157	528	373	802	1,153
Equity	MNOK	810	783	835	839	840
Equity ratio	%	48.6	52.1	51.7	41.4	39.4
Net interest bearing debt	MNOK	340	237	369	663	756
Liquidity						
Current ratio		2.9	2.3	2.9	3.5	2.9
Cashflow from operations	MNOK	104	150	362	163	-33
Shares						
Earnings per share (EPS)	NOK	3.10	2.06	0.53	1.13	0.31
Earnings per share fully diluted	NOK	3.08	2.06	0.53	1.13	0.31
Cashflow per share	NOK	7.87	6.85	4.80	6.90	5.23
Book equity per share	NOK	42.02	40.04	42.73	42.92	42.97
Dividends	NOK	1.50	5.00	-	-	-
Share price 31.12	NOK	60,00	27,00	19,10	41,00	59,00
Price/earnings ratio		19.4	13.1	35.8	36.4	190.3
Number of shares 31.12	x 1.000	19,276	19,550	19,550	19,550	19,550
Average number of shares	x 1.000	19,412	19,550	19,550	19,550	19,550

** USS = Unitor Ships Service Division.*

FINANCIAL
HIGHLIGHTS


Revenue 2000-2004 (MNOK)
2,419
2,453
2,228
2,159
2,230
2000
2001
2002
2003
2004


EBIT (MNOK)
62
82
109
115
111
2000
2001
2002
2003
2004


Net interest bearing debt 2000-2004 (MNOK)
756
663
369
237
340
2000
2001
2002
2003
2004


Equity ratio (%)
39.4
41.4
51.7
52.1
48.6
2000
2001
2002
2003
2004






Unitor's offices
Agents and service providers



UNITOR'S NETWORK

WITH A GLOBAL PERSPECTIVE

To meet the needs of its customers, Unitor has the marine industry's largest global supply network comprising of 70 offices and 154 agents and service providers in 75 countries, making deliveries in 1,200 ports and being able to service an additional 700. 170,000 orders were placed and delivered to 15,000 vessels and 145 shipyards.











CEO'S
REPORT



«2004 was Unitor's best since 1998, nevertheless, we aim to continue the growth in earnings.»

A good year
2004 was another good year for Unitor. Earnings before tax rose to MNOK 89, representing a return on equity of 7.6 %, and making 2004 our best year since 1998. Moreover, the combination of strong results and more efficient use of our capital, made it possible to pay out MNOK 194.6 to our shareholders as dividend and pay-out from our reserves. Even after this record pay-out, our capital structure is sound, with equity at 42.9 % of total capital.

Our renewed strategy for profitable growth showed early signs of success. Operating revenue grew 3.2% despite the continued weakening of the dollar. Measured at fixed exchange rates, the growth was 4.6%.

In 2004, we strengthened our position as the world's leading supplier of systems, products and services to both newbuilds and trading vessels Working closely with our customers worldwide, understanding their complex needs, and serving them through our comprehensive network remain the core of our competitive advantage. In order to accelerate our growth, we are gradually expanding our offer and competence, both organically and through acquisitions.

Serving ships trading worldwide
Our Ships Service division represents 77 % of our revenue. This important part of our business grew 6.1% at fixed exchange rates last year (5.2 % at spot rates). Number of ships served was up 2% and passed 15,000. Average sales per ship increased 4.7%* to NOK 105,600. More and more customers see the benefits of systematically buying the full range of Unitor products and services and taking advantage of this unique maritime supply network.

2004 saw the introduction of the UniTrak system to gain control of our worldwide gas cylinder assets and facilitate improved port security world-wide. This as well as renewal of the product line and several promotions, brought new momentum into our Maintenance and Repair business unit. The Chemicals unit continued its strong growth

* At fixed exchange rates



and won several key contracts during the year. Also the service part of our Safety business enjoyed solid growth, whereas Safety products had a weaker year. Our Refrigeration business ran a comprehensive campaign to position our Unicool line of refrigerants and assisted customers in the transition to ozone-friendly products.

All business units undertook intense efforts to shift sourcing to the Far East. A separate sourcing group has been set up in Shanghai to support the European part of the organisation. This group contributed greatly to achieving our goals in this area.

Competitive solutions for newbuilds

Results from our Ships Equipment division fell short of expectations. After bold strategic moves in 2002 and 2003 to reposition the division geographically, consolidation took longer than expected. A number of contracts in Marine Systems showed weaker margins than planned, but measures have been implemented to avoid this in the future. Order intake remained strong.

Sales in the important Chinese market increased by 43%*, making it the largest market for the division.

New methods for insulation of LPG tankers have been developed, leading to a significant reduction in building time for yards. These promising results lead us to expect continued growth for our Marine Contracting subsidiary.

We remain convinced that the division is uniquely positioned to take advantage of the boom in shipbuilding in the coming years.

An industry in transition

In 2004, Unitor completed its first acquisition after many years of focusing on the core business. The Norwegian company TeamTec, with marine incinerators as its main product, joined the group at the end of the year. TeamTec has a strong reputation for its products and is expected to gain greatly from Unitor's distribution reach and customer relations. The Marine Incinerator industry are benefiting from increasingly strict environmental rules for waste



disposal, leading to strong sales to newbuilds and as retrofits on trading vessels.

We expect the marine supply industry to stay on a path of consolidation, and we will continue to watch for suitable acquisition candidates. As demonstrated in the case of TeamTec, acquisition candidates are mainly smaller companies with strong system, product, and/or service competence and synergies with Unitor's extensive distribution network.

Favourable outlook
A fair outlook for the world economy, a continued increase in worldwide seaborn trade and strong growth in the world's shipping fleet are positive factors for Unitor's continued success. The slide in the value of the US Dollar remains a challenge, but is compensated through increased sourcing in US Dollar, prudent currency hedging, and more dynamic pricing.

A new, comprehensive customer study was finished at the end of last year. We were encouraged by the extent of the positive feedback. Professionalism, quality products and our clear branding were all positive elements in our customers' perceptions. The study confirmed that our strategy and priorities are appropriate. Obviously, we also found improvement opportunities to focus on as we move forward. We wish to thank our customers for their confidence in our abilities and commitment to us as a supplier. In 2005 we will strive to further improve, developing our abilities to earn this trust.

People with passion
In late 2003, we redefined and recommitted to our company's shared values. In 2004, our people lived these values – walked the extra mile for the customer, drove the business forward and made it a year to remember. A word of thanks goes out to all Unitorians across the globe.

CEO'S
REPORT






UNITOR



MEASURING

SUCCESS

Fleet Penetration

Over the past few years, Unitor has focused increasingly on analysing, measuring, and following up on internal and external quality of its business. This applies to process quality, profitability, and customer relations.

The table on this page shows a simple but important measurement that illustrates Unitor's unique coverage of the world's fleet through its Ships Service division. The table lists the world's largest shipping nations, as defined by Fairplay, with the term "management of domicile" and measured in terms of number of ships above 1,000 GT. Ships above this size are what Unitor defines as its target market.

Unitor is represented with strong customer support organisations in these key countries. Unitor defines fleet penetration as the number of ships being served in a given year. Fleet penetration ranges from almost 80% for Norwegian customers, to above 55 % for Greek and UK customers to 20 % for South Korean and Russian customers.

Capturing the full potential

Simply serving a ship a few times each year does not necessarily mean that Unitor receives all orders for products within its product range. Unitor's share of each ship's complete spend is estimated and followed up in order to continuously increase sales per ship and capture as much of the market potential as possible. The aim is to convert occasional buyers into regular and loyal customers. In 2004, sales volume per ship was up 4.7% (measured in fixed exchange rates).

World fleet and Unitor penetration in the world's top 10 shipping countries

Management of Domicile	Worldwide Fleet* Dec 04	Unitor Trading Vessels** Dec 04	Fleet Penetration Dec 04	Change in Fleet Penetration % points Dec 03 vs 04
China	3,183	792	24.9 %	3.2
Greece	3,174	1,895	59.7 %	1.6
Germany	2,789	2,014	72.2 %	1.7
Japan	2,678	914	34.1 %	5.3
Russia	1,629	339	20.8 %	6.1
Norway	1,363	1,089	79.9 %	0
United States	1,113	566	50.9 %	2.3
South Korea	952	216	22.7 %	4.8
United Kingdom	874	497	56.9 %	-2.2
Singapore	790	366	46.3 %	-2.9
Sum Selection	18,545	8,688	46.8 %	2.9
WW Merchant Fleet	31,016	13,027	42.0 %	0.4

* *Fairplay PC Register, Trading Merchant fleet above 1,000 GT, Per 31.12.2004*

** *Unitor Ships Service Division, Trading Merchant fleet above 1000 GT, Jan 04 - Dec 04*





TeamTec - an exciting growth opportunity
On December 6, 2004 Unitor acquired 95% of the shares in TeamTec AS, a Norwegian producer of shipboard incinerators, stripping ejectors and fire windows. The acquisition is a strategic move to broaden Unitor's product line. The addition of TeamTec's market leading products brings Unitor closer to becoming a total supplier of products to the marine market, including shipyards and sailing vessels. TeamTec's products will improve Unitor's market penetration and broaden its foundation for profitable growth. Down the line this means increased value for Unitor's shareholders.

Market leading products
Erling Holm, TeamTec CEO, states that TeamTec's quality and reputation are the main reasons behind their 20 year success record: "The key word is value for money. TeamTec is not the cheapest on price, but over the lifetime of the product our solutions often come out best." TeamTec's incinerators and stripping ejectors are leaders in their respective markets: Incinerators has about 25% of the newbuilding market and 40% of the retrofit market, while stripping ejectors has a 30% share of that market. These products complement and extend Unitor's total product and fit well with Unitor's strategy to offer market-leading products and be the leader in each of its chosen business areas.

Greater market penetration
There is a clear trend in the marine industry towards larger units. Modern vessels have complex equipment onboard, but technical focus and competence among shipping companies has not followed track. The industry is therefore approaching suppliers who can offer a worldwide network of technical service capabilities. TeamTec alone could not build up such a network. Unitor, however, has the marine industry's largest distribution and service network, serving around 145 major shipyards and 15,000 vessels around the world. The addition of TeamTec's proven products to Unitor's total offer represents an opportunity to deliver more products to newbuilds and trading vessels.

Stronger environmental profile
Regulations for waste disposal are aggressively followed up by Port States. Many vessels have to document how they dispose their waste and even the performance of their incinerators. On top of this, it is becoming more expensive to dispose of sludge ashore. In some places it's even impossible. TeamTec incinerators offer advantages like full automation and low diesel consumption, resulting in lower operating costs. Although it started as an environmental driver, it is also a cost factor to reckon with. This can be observed in the retrofit market, where owners often prefer to replace cheap standard units with an efficient, high quality unit, that complies with regulatory demands.

Strengthen TeamTec's competitive position
TeamTec was established in 1984 and has proven its ability to compete and attain a strong position in the international marketplace. However, to ensure continued success in the future, TeamTec needed a professional partner with an international presence. Being part of Unitor, TeamTec has access to a large and professional purchasing system and the industry's largest worldwide delivery and service network. This will help TeamTec maintain competitive prices while continuing to offer customers premium service.

Facts About TeamTec AS
Description: Manufacturer of marine equipment for the shipping, naval and offshore industries
Customers: Marine operators, shipyards, navies and coastguards
Products: Incinerators, stripping ejectors, fire windows and after-sales service
Market leader:
Incinerators: 40% of the retrofit and 20 - 25% of newbuilding market
Stripping ejectors: 30%
Employees: 75

Figures in MNOK	**2004**	**2003**
Revenue	131.3	106.6
EBIT	17.8	8.2

TEAMTEC AS

A STRATEGIC ACQUISITION


TeamTec
Producti





Service on Refrigeration Systems



Service on portable Fire Fighting and Safety equipment



Service on Fixed Fire Fighting Systems



Service on Release Cabinets



Service on Life Rafts



dling Units



Nitrogen Generators



UNITOR'S SERVICE DURING

THE LIFETIME OF A VESSEL

SERVICE

To increase safety and efficiency, Unitor's worldwide service network is ready to undertake required inspection, carry out service of equipment and provide standardised, comprehensive documentation which is accepted by the major national and classification societies. Unitor carries out onboard service and inspection on; Incinerators, Refrigeration systems & equipment, Fire Fighting systems & equipment and Rescue & Personal Protection equipment.

SYSTEMS

Unitor supplies equipment and engineered systems for Fire Fighting, Insulation, Incinerators, Inert Gas and Heating Ventilation & Air Condition (HVAC) applications. Unitor's organization is staffed by competent engineers with extensive experience from the shipbuilding industry, who provide inhouse design and engineering.



Gas Distribution Systems



Fire Fighting Systems



Condensing Units



Air Han



Outside spherical LNG cargo tank



Incinerators



Insulation of Cryogenic LNG cargo tanks



complex needs



Unitor possesses a strong position as the world's leading supplier of products and services to trading vessels and new buildings. The company is founded on understanding the complex needs of the shipping industry, strong customer relationships and an effective worldwide network. Unitor grows by adding new products, services and knowledge.

Customers purchase more than products and services from Unitor; they purchase solutions to their needs. Unitor solutions are often composite in character, where the company's knowledge is an essential, value-adding element for the customer.

From the shipyard and throughout the vessel's operating lifetime, Unitor supplies a wide range of a vessel's needs for products and services. Each product delivered by Unitor is a market leader in its own right. Unitor's organic growth comes from its quality standards and is based on leading products and services.

UNITOR

- A major step forward for cylinder safety and security

UniTrak

In October 2004 Unitor introduced a worldwide tracking and tracing system for its gas cylinders. Called UniTrak, the system is a significant step forward in gas cylinder safety and security. It enables better management of gas cylinders and the products they contain.

A gas cylinder is a pressure vessel that, if misused or not properly maintained, can cause serious damages, injury and even loss of life. The current focus on maritime safety and security is thus highly relevant to gas cylinders. Their safety and security can be compromised in a number of ways:

- Using gas cylinders for other products than those they were intended for, e.g. filling an oxygen cylinders with another type of gas
- Filling a cylinder with poor quality products or neglecting proper maintenance and re-testing routines
- Using gas cylinders for smuggling contraband or to conceal explosives
- Unprofessional or unauthorised repair of damaged cylinders

Securing a continued supply of safe cylinders

UniTrak was designed to minimize these risks. In addition, we wanted a system that would ensure that cylinder inventories at local sites, filling stations and onboard customers´ vessels were correct. Full cylinder accountability would make it possible to offer an improved cylinder business model based on securing a continuous worldwide supply of tested, well-maintained and safe gas cylinders - as well as coverage of the costs for operating the system.

The project began in October 2003 with problem definition and system requirements. After selecting the main supplier in February 2004, programming of the application started and by July 2004, the first version was ready for testing. The system went live at all Unitor sites, agents and service providers in October 2004. Converting customers to the new cylinder model started at the end of 2004 and will continue throughout 2005.

The investment in development, hardware and implementation totalled MNOK 15. The system's flexible design permits the addition of new efficiency enhancements in the future, for example bar coding of other products.

Each cylinder has a "fingerprint"

With UniTrak, each gas cylinder carries a barcode, which is scanned each time the cylinder is filled, collected or delivered. This information is up-loaded to Unitor's ERP system, which makes it possible to follow each cylinder transaction in detail, including when, where and what was delivered or returned. Every Unitor employee or agent is also identified in the system, making sure that the person carrying out the delivery can be identified. This ensures compliance with the ISPS code. Cylinder data is also integrated with other relevant routines, for example order handling, stock control and finance.

Unique management information

As part of Unitor's efforts to help its customers maintain control of their vessel operating costs, the system includes a secure web portal. Through the portal, each UniTrak customer can access unique management information regarding their gas cylinder transactions and product consumption. This includes statistics on deliveries and consumption by product and vessel, so they can plan better and make better decisions.

After only a few months of operation, UniTrak is delivering on its objectives. Customers understand it and support its intentions. Unitor has better control over a significant asset, and is able, over time, to optimize cylinder investments at a lower level. The investment in UniTrak provides Unitor with an opportunity to move into the twenty-first century with a sound gas and cylinder business, which can continue to provide its customers with high-quality, safe gases around the world.

SAFETY FLEET
AGREEMENT



PIN
1 FJERN SIKRINGS-PINNE





- *Trust, service quality and excellent workmanship*

Ahrenkiel Shipmanagment GmbH & Co. KG
Ahrenkiel Shipmanagement is a member of The Ahrenkiel Group and manages a fleet of 40 commercial vessels, including eight chemical tankers, two LNG gas carriers, six product carriers, two bulk carriers and 22 container ships trading worldwide.

In 2002, Ahrenkiel chose the Unitor Life Raft Exchange program for their container vessels. As part of this program, Unitor supplies fully serviced and approved life rafts to these vessels on an exchange basis at fixed terms. Subsequently, a Unitor Safety Fleet Agreement was put into effect, including the fire, rescue and service requirements for Ahrenkiel's container ships, LNG, product and bulk carriers.

Ahrenkiel is a quality operator in the competitive international shipping arena. Ahrenkiel focuses on quality and reliability as well as keeping their vessel operation costs as low as possible. Maintaining vessel sailing schedules is central as any delay is very costly.

Since choosing Unitor as their safety service partner, a good working relationship, characterised by trust, has developed. "We experience that the Unitor Safety Fleet Agreement is very supportive of our objectives. We can rely on Unitor's service quality and workmanship. In addition, their 'early warning' system for service due dates is of great value to us," says Capt. Joachim Götz, Nautical Superintendent, Ahrenkiel Shipmanagement GmbH & Co. KG "Knowing that Unitor will advise us of the due dates and arrange any necessary re-certification of the safety equipment onboard our vessels relieves us of a large workload. At the same time it provides us with an assurance that the work will be done properly. Based on a pre-agreed set pricing structure, including service hours, spare parts and life raft exchange, our budgeting process has improved greatly as well", adds Capt. Götz.

Unitor's global Safety Fleet Agreement for ship-owners, operators and managers is an example of the company's commitment to proactively help their customers improve efficiency and reduce vessel operational costs.

SAFETY



21% share of ships service revenues

BUSINESS DESCRIPTION
Service, inspection and certification of on-board safety systems according to documented and approved safety standards. A range of safety equipment; fire fighting, rescue, personal protection, and oil response equipment as well as multi-brand spare parts.

VALUE PROPOSITION
Standardised and approved safety service around the world. A wide range of standardised products and services, certified and delivered at competitive prices. Capability to offer complete solutions securing that the customer's fleet conforms with rules and regulations.

REFRIGERATION



15% share of ships service revenues

BUSINESS DESCRIPTION
Full range of traditional and environmentally friendly marine refrigerants, refrigeration equipment, inspections, training and multi-brand spare parts.

VALUE PROPOSITION
Strong core competencies in marine refrigeration. Worldwide presence, guaranteeing availability of needed refrigerants (including a full range of R-22 replacements) products, service, repairs and system inspection. Guaranteed quality. Complete and competitive product range.

MAINTENANCE & REPAIR



24% share of ships service revenues

BUSINESS DESCRIPTION
Marine industrial gases delivered in exchangable cylinders; gas distribution systems; gas and electric welding equipment and consumables; pumps; air, electric and hydraulic driven surface application & cleaning equipment; and sealing products.

VALUE PROPOSITION
Standardised and competitive products that meet vessel needs throughout their operating lifetime and help customers to reduce operational costs. Industrial gases delivered through a unique worldwide distribution system in safe and standardised cylinders. Welding concepts and surface treatment solutions designed to solve special shipboard needs.

MARINE SYSTEMS - SAFETY



44% share of ships equipment revenues

BUSINESS DESCRIPTION
Engineered fire fighting and detection systems and fire fighting, safety and rescue equipment for newbuildings, retrofits and conversions. Systems include CO_2 and Foam fire extinguishing systems for machinery spares. Local area fire fighting systems for high-risk areas. Deck foam systems for oil and chemical tankers and dry chemical powder systems for gas carriers.

VALUE PROPOSITION
Total solutions delivered by the leading supplier of standardised marine fire systems and equipment: Unitor safety systems are delivered to one-third of all newbuilds world-wide. Strong local presence in major ship-building areas supported by Unitor Ships Service's worldwide service network.

MARINE SYSTEMS - REFRIGERATION



9% share of ships equipment revenues

BUSINESS DESCRIPTION
Delivery of nitrogen generators, complete engineered systems for heating, ventilation and air conditioning (HVAC) and provision rooms for newbuildings.

VALUE PROPOSITION
Established supplier with strong presence in the major European and Asian shipbuilding markets. 25 years of experience in delivering nitrogen generator systems for cargo protection. Systems comply with all relevant national and international safety legislation and flag state requirements. Supported by Unitor Ships Service's worldwide service network.

MAINTENANCE & REPAIR



6% share of ships equipment revenues

BUSINESS DESCRIPTION
Welding gas distribution systems and welding equipment, nitrogen cylinder systems, and surface cleaning installations.

VALUE PROPOSITION
Unitor gas distribution systems and welding equipment set the standard in the marine industry. Years of experience of delivery and designing maintenance equipment and systems in compliance with all relevant national and international safety legislation and flag state requirements. Supported by Unitor Ships Service's worldwide service network.



BUSINESS ACTIVITIES AT A GLANCE*



71% SHARE OF UNITOR GROUP

UNITOR SHIPS SERVICE DIVISION

CHEMICALS



40% share of ships service revenues

BUSINESS DESCRIPTION
Chemical products for treating boiler and cooling water systems, fuel oil and waste systems, tank cleaning products and products for specific cleaning applications.

VALUE PROPOSITION
A comprehensive range of high volume, quality products, standardised for a wide range of applications and available world wide at competitive prices. A unique position in the shipping industry based on a professional service organisation, strong core competencies, and the capability to find new solutions to changing needs as well as a strong reputation as an industry leader.





29% SHARE OF UNITOR GROUP

UNITOR SHIPS EQUIPMENT DIVISION

TI MARINE CONTRACTING



20% share of ships equipment revenues

BUSINESS DESCRIPTION
Low-temperature (Cryogenic) insulation systems for liquified gas cargo tanks and pipes. Based on Spiral Generation and panel technology. Insulation systems for naval vessels. Insulation Service (maintenance & repair).

VALUE PROPOSITION
Leading player in a narrow, highly specialised market with a few serious competitors. Turnkey solution capability. Systems utilise world's leading technology in thermal insulation for LNG and LPG vessel cargo tanks. Proven track record of delivering on time. Own panel production in China gives competititve and efficiency advantages. Strong local presence in the major gas carrier and naval vessel shipbuilding markets with operations in Japan, Korea, China and UK.

TEAMTEC



21% share of ships equipment revenues

BUSINESS DESCRIPTION
Incinerators used for burning solid waste and sludge oil. Stripping ejectors are liquid jet pumps used to strip water ballast and oil from cargo tanks and general bilge stripping from cargo holds. Fire rated windows capable of withstanding temperatures up to 1,200 degrees C.

VALUE PROPOSITION
A market leader with a range of technically advanced marine incinerators being in compliance with the highest operational and environmental requirements. Long history in high quality stripping ejectors and fire rated windows. Comprehensive after sales service, supported by Unitor Ships Service's worldwide service network.

ides TeamTec figures




Refrigerants


UNITOR
SEACARE O.S.D.
Chemicals, test kits & equipment


Immersion suits and protective wear


Portable extinguishers range


RECOVERY
Refrigeration products


UNITOR
High pressure cleaners



Unitor provides standardised products and equipment with worldwide availability, suited to work within the demanding marine environment. Unitor's comprehensive range of products covers Refrigerants, Chemicals, Cleaning, Surface Application, Maintenance & Repair, Welding, Gases, Refrigeration and Safety products and equipment.



welding and cutting solutions





Spare part centres



Spare parts



SPARE PARTS

With our expert knowledge of marine refrigeration systems and equipment, as well as multi-brand safety products and spare parts, we offer worldwide support and deliveries from four strategically located spare part centres - Rotterdam, Piraeus, Singapore and Houston.



global solutions

- A comprehensive product range delivered through the largest worldwide ship supply network.
- 24 hours / 7 day fully operational customer service to cover all time zones.
- Strategically located multi-brand spare part centres, with hotline for immediate direct assistance.
- Dedicated technical service engineers for onboard support in all major ports worldwide.
- Qualified marine personnel providing technical support for anything from newbuildings to system conversions.
- Worldwide Safety Service network – ISO 9001:2000 certified.
- Fleet agreement for Safety Service to increase predictability, improve planning and significantly reduce overall customer costs.
- Free onboard Chemical Service, backed up by laboratory facilities.
- State of the art IT solution supporting:
  - Online availability of products worldwide.
  - Management Information Systems (MIS) made available for the customers.
  - Efficient and seamless order handling through e-commerce partner – MTS.
- In-house R & D and production of quality marine chemicals (ISO 14001 and ISO 9001 certified).
- A well-known company with a good reputation with the flag administrations and the classification societies.

CYLINDER ASSET MANAGEMENT

SAFETY & SECURITY





«Focus on improving the competitive position of the Business Units yielded results in 2004.»

The business: Foundation for continued growth
Unitor's overall performance continued to in 2004. A strong focus on improving the competitive position of the business areas and operational efficiency and a strong shipping market all helped improving overall performance.

Unitor aims to be the worlds leading supplier of services and equipment to the shipping sector. Unitor's Ships Equipment division delivers engineered systems and equipment to shipyards for installation on-board new vessels, conversions and retrofits. The Ships Service division delivers products and services to the international merchant marine. In 2004 Unitor serviced 5,000 ship owners, operators and management companies and 145 shipyards.

The Ships Service division (USS) achieved solid growth in both revenues and profits. Revenues from operations increased by 7.7% to MNOK 1.726 (1.637), while the operating result nearly doubled to MNOK 160 (85). Throughout the year the division serviced more than 15.000 vessels in 1.200 ports globally. The division saw increased revenues from all geographic regions.

Focus on improving the competitive position of the Business Units yielded results in 2004. All Business Units achieved revenues equal to or higher than 2003 revenues. The Chemical Business Unit performed very well as revenues increased 10.1% to MNOK 563 (528). The Maintenance & Repair Business Unit also delivered a good performance by increasing revenues with 9.5% to MNOK 404 (382). The Refrigeration Business Unit saw revenues up 5.0% at MNOK 242 (239). Safety saw revenue on level with last year at MNOK 307 (322).

The increased focus on security makes the ships supply business more challenging. In 2004, IMO introduced new rules for handling portside security, known as the ISPS code. Unitor handles the identification requirements under this code through a global ID card for employees, agents and sub-contractors. Unitor has maintained its service level in 2004 despite this introduction.

During 2004 USS introduced Unitrak, based on Unitor's global Enterprise Resource Planning (ERP) system, to monitor, control and handle the 350.000 cylinders supplied to customers yearly. Unitrak improves cylinder safety and security, and allows Unitor and its customers to properly monitor cylinders onboard each vessel.

"Figures in brackets refer to the same period last year at spot exchange rate, % are calculated based on fixed exchange rate"

The Ships Equipment division (USE) delivered mixed results in 2004. The USE order intake was good but revenues at MNOK 504 (522) and operating results at MNOK 18 (23) were weaker than expected. Part of the reduction in revenues relates to discontinued activities.

Marine Systems order intake reached MNOK 546 (347), a growth of 57%, reflecting strong activity in Korea and China. The order reserve ended at MNOK 331 (281), providing a good base for further expansion in the Far East region. The 2004 revenues from the Marine Systems unit in this market was lower than expected as we did experienced delays in deliveries. However, steps have been taken to improve control of the revenue stream.

Marine Contracting secured an important order from BAE Systems to deliver insulation systems to the first of a series of 8 Type 45 (T45) destroyers being built for the British Royal Navy. The contract is worth approximately MNOK 45 per ship. The order reserve for Marine Contracting at the end of the year is MNOK 175 (250).

On December 15th, 2004 Unitor acquired 95% of the shares in TeamTec AS, a Norwegian producer of shipboard incinerators, stripping ejectors and fire windows. This strategic acquisition makes it possible to deliver more products to our existing customers, both shipyards and sailing vessels, in all of Unitor's markets. TeamTec's market leading products will improve Unitor's market penetration and broaden its foundation for profitable growth. The order reserve at the end of 2004 is MNOK 101.

The accumulated order reserve for USE was MNOK 607, of which MNOK 470 is for delivery in 2005

Operating revenues and results

Unitor achieved operating revenues of MNOK 2.230 (2.159), an increase of 5,1%. The increase comes from USS, whereas USE experienced a slight reduction. Operating result was up to MNOK 82 (18), reflecting lower operating costs and better margins in the USS division. By hedging USD and Euro net revenue and cost positions Unitor achieved a net currency gain of MNOK 29 (72). After deducting net interest and other finance costs of MNOK 22 (25), Unitor made pre-tax profits of MNOK 89 (65). Net profits increased to MNOK 60 (40), corresponding to NOK 3.10 per share.

Capital

The year-end equity ratio was a solid 48.6% or MNOK 810 / NOK 42.02 per share. Total capital increased from MNOK 1.502 to MNOK 1.666. The acquisition of TeamTec AS accounts for MNOK 119 out of the MNOK 164 increase. Net interest bearing debt (NIBD) increased from MNOK 237 to MNOK 340. Unitor achieved positive cash flows but the NIBD increase was due to a 2003 dividend payment of MNOK 98 and the MNOK 75 acquisition of TeamTec.

During 2004 Unitor entered into a 5-year multi-currency MUSD100 credit facility with a bank group comprising four banks for general finance purposes. This facility was extended to MUSD 150 during Q1 2005. The facility provides a stable platform for Unitor and financial resources to act on investment opportunities.

In 2004 Unitor achieved a positive cash flow from operations of MNOK 104 (150). Net investments totaled MNOK 75.

In accordance with the Accounting Act section 3-3, the Board confirms that the Financial Statements have been prepared under the assumption that Unitor is continuing its operation.

Profitability and performance measurement

The company has consolidated its strategic planning into a system that results in defined and accepted short and long-term objectives. All business data is collected in one depository. This makes it possible to easily review profitability across the product, site and customer dimensions. A method called Result Assurance has been implemented at all levels of management. It makes it possible to proactively manage delivery of plans and results. Combined with targets and business profitability data, the method provides a solid basis for decentralized decision-making.

Management and shareholder Information

At year-end Umoe Industri AS controlled 68.9% of the outstanding Unitor shares. The 10 largest shareholders controlled 95% of the shares. To cover management share option programs Unitor has acquired 273.714 of its shares. During the year the share price has fluctuated between NOK 30 and NOK 60. In May 2004, the General Assembly declared a dividend payment for 2003 of NOK 5.00 per share, and further at an Extraordinary General Assembly in November declared to refund to the shareholders another NOK 5.00 per share from the premium refund. The return of funds to shareholders was done to adjust Unitor's capital structure and achieve a more appropriate balance between equity and interest bearing debt. This reflects Unitor's view that dividends will be paid depending on capital structure and investment opportunities.

The Board of Directors of Unitor ASA has ten members – three women and seven men. The General Assembly appoints seven of the board members and the employees elect the remaining three members.

Remuneration to and shares owned by the Board of Directors, the CEO and the Auditors are specified in notes 3 and 23 in the Annual Report.

Corporate governance and values

Unitor is committed to keeping all shareholders, employees and other stakeholders informed in a constructive and timely manner. Unitor will seek to comply with Oslo Stock exchange recommendations and regulations with respect to corporate governance.

With the existing shareholding structure, Unitor acknowledges the importance of providing all shareholders with accurate information. This is done through quarterly and annual reports in addition to quarterly presentations. Unitor will continuously seek to improve its information provided to the financial market.

To establish a uniform global mindset Unitor has defined a Vision and a set of Shared Values describing the goals and how Unitor wants to operate. This is supported by our Code of Conduct policy and our recently released Environmental policy.

During the year there has been no transactions between the company and companies controlled or managed by shareholders of Unitor or members of the Board of Directors, except normal business transaction on ordinary market terms.

Staff and working environment

At year-end Unitor had 1,439 employees, an increase of 94 from year-end 2003. Of these, 75 came onboard with the acquisition of TeamTec AS.

Absence due to illness was 2.2% in 2004. The Board of Directors considers this to be acceptable. The working environment is also considered satisfactory. For Unitor ASA absence due to illness was 5,8%. In cooperation with AMU, the company has initiated an additional health insurance program that offers the employees faster treatment in most cases.

The business requires the storage, handling and transportation of products that if handled incorrectly, could cause harm to people or to the environment. Unitor strives to comply with national and international requirements for safe handling and to minimize risks of injury to employees and the environment by emphasizing safety. Unitor group has been fortunate to avoid serious accidents during 2004. However, ten work-related accidents have been reported where five involved personal injury, one accident was reported as near-miss, three resulted in property damage and one accident resulting in emissions into the air.

To the knowledge of the Board of Directors, none of Unitor's operations have caused significant pollution to the external environment.


UNITOR

In a global organization such as Unitor, it is important to recruit, develop and retain the best qualified people. Unitor aims to give all employees the same development opportunities. Hiring, promotion and career opportunities are based on ability and interest; not on age, gender, race, political beliefs, religion or sexual preference.

The market

The shipping market was good in 2004, and the trend is continuing into 2005. The development with more shipping activities to and from the Far East, in particular China, continued and there was a significant increase in sea borne trade leading to ship operators experiencing high tonnage utilization and high freight rates.

Furthermore, there is a clear tendency towards stricter international rules and regulations with regard to safety and environmental issues.

The number of new vessels contracted in 2004 remained at the same high level as in 2003 and some yards were signing contracts well into 2008. Continued low interest rates, high demand for sea borne trade and the focus on quality tonnage all contributed to this effect.

Unitor is well positioned to continue it's positive development based on the existing market trends.

Being a part of the international marine market and working globally, Unitor is exposed to currency and interest fluctuations. Unitor use financial instruments to safeguard the group's results from such fluctuations. Note 20 in the Annual Report gives a status of our position on December 31st2004.

Disposition of profits

The Board of Directors recommend to the General Assembly a dividend payment of NOK 1,50 per share, total MNOK 29 from the annual profit. The remaining annual profit of MNOK 104 will be transferred to owner's equity. After the transfers, Unitor ASA has on December 31st 2004 free equity of MNOK 157.

The Board of Directors would like to thank the Unitor's customers and all of Unitor's employees for their hard work and commitment throughout 2004.

Oslo, 17 March 2005

Jens Ulltveit-Moe
Chairman of the Board

Jarle Roth President & CEO	Carsten Hansteen	Knut Øversjøen	Karen Helene Midelfart

Morits Skaugen jr.	Kai Engedal	Turi Strømberg	Anette Gether	Sten O. Vedi	Erlend Grimstad

PROFIT AND LOSS STATEMENT 01.01.-31.12.

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
2 228	2 159	2 230	OPERATING REVENUES	1 167	1 145	1 105
1 227	1 212	1 217	Cost of goods sold	789	849	804
444	426	498	Wages and social benefits	131	103	119
93	81	81	Ordinary depreciation	43	41	42
419	398	352	Other operating costs	211	168	218
53	24	0	Accruals and writedowns from restructuring and discontinued activity	0	13	0
2 236	2 141	2 148	TOTAL OPERATING COSTS	1 174	1 174	1 183
-8	18	82	OPERATING RESULT	-7	-29	-78
5	4	2	Interest income	7	21	34
18	15	19	Interest cost	19	23	35
-41	-58	-24	Other financial cost/(income)	-167	-41	-74
-28	-47	-7	NET FINANCIAL COST/(INCOME)	-155	-39	-73
20	65	89	EARNINGS BEFORE TAX	148	10	-5
10	25	29	Taxes	15	2	-5
10	40	60	NET PROFIT	133	8	0
			Accrued dividend	-29	-98	0
			To / from other equity		-90	0
0.53	2.06	3.10	EARNINGS PER SHARE			
0.53	2.06	3.08	EARNINGS PER SHARE FULLY DILUTED			

Oslo, 17 March 2005



Jens Ulltveit-Moe
Styreformann



Jarle Roth
President & CEO



Carsten Hansteen



Knut Øversjøen



Karen Helene Midelfart



Erlend Grimstad



Morits Skaugen jr.



Kai Engedal



Turi Strømberg



Anette Gether



Sten O. Vedi

BALANCE SHEET PER 31.12.

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
			ASSETS			
81	77	65	Deferred tax assets	6	16	19
22	17	56	Goodwill	4	5	5
128	131	114	Other intangible fixed assets	114	131	128
231	225	235	Total intangible fixed assets	124	152	152
355	326	332	Tangible fixed assets	36	33	52
0	0	0	Investments in subsidiaries	445	365	369
0	0	0	Loans to group companies	352	332	362
42	9	7	Other long term financial assets	1	2	26
4	23	24	Pension fund assets	10	14	1
46	32	31	Total financial fixed assets	808	713	758
632	583	598	TOTAL FIXED ASSETS	968	898	962
443	420	470	Inventories	181	186	238
434	395	423	Accounts receivable	308	318	348
38	40	50	Other receivables	18	84	685
472	435	473	Total receivables	326	402	1 033
68	64	125	Cash and bank deposits	45	17	21
983	919	1 068	TOTAL CURRENT ASSETS	552	605	1 292
1 615	1 502	1 666	TOTAL ASSETS	1 520	1 503	2 254
			EQUITY AND LIABILITIES			
244	244	241	Share capital	241	244	244
355	355	355	Share premium reserve	355	355	355
0	0	3	Other paid-in equity	3	0	0
599	599	599	Total paid-in equity	599	599	599
236	184	209	Other equity	167	70	160
0	0	2	Minority interests	0	0	0
835	783	810	TOTAL EQUITY	766	669	759
0	11	13	Pension liabilities	2	7	0
3	11	0	Provision for restructuring	0	0	0
3	22	13	Total provision	2	7	0
437	283	456	Liabilities to financial institutions	437	283	437
5	8	5	Deferred tax liabilities	0	0	0
1	0	9	Other long term liabilities	24	19	16
443	291	470	Total long term liabilitites	461	302	453
175	141	150	Accounts payable	55	57	88
23	8	16	Taxes Payable	3	0	5
19	25	24	Public duties payable	10	9	11
3	17	9	Bank Overdraft	0	6	59
114	98	29	Dividend	29	98	0
114	117	145	Other short term liabilities	194	355	879
334	406	373	Total short term liabilities	291	525	1 042
780	719	856	TOTAL LIABILITIES	754	834	1 495
1 615	1 502	1 666	TOTAL EQUITY AND LIABILITIES	1 520	1 503	2 254

STATEMENT OF CASHFLOW 01.01.-31.12.

Unitor Group				Unitor ASA		
2002	2003	2004	MNOK	2004	2003	2002
20	65	89	Earnings before tax	148	10	-5
142	85	81	Ordinary depreciation and write downs	43	45	107
-27	-31	-16	Taxes paid	-2	-5	-2
135	119	154	Funds from operations	189	50	100
140	39	-28	Net change in accounts receivable	10	31	135
20	23	-51	Net change in inventories	5	52	-42
67	-31	29	Net change in other working capital items	-107	-9	112
362	150	104	NET CHANGE IN CASH FROM OPERATIONS	98	124	305
-66	-61	-56	Investments in fixed assets and intangibles	-28	-42	-48
0	0	-60	New Investments Acquistions	0	0	0
0	0	-10	Investments own shares	-10	0	0
8	38	4	Disposal of fixed assets/shares	7	12	1
-58	-23	-122	NET CHANGE IN CASH FROM INVESTMENTS	-31	-30	-47
-1	24	4	Net change in financial investments	-100	52	53
-379	-155	173	Downpayment of long term liabilities	159	-150	-370
0	0	-98	Group contribution	-98	0	0
0	0	0	Net change in short term interest bearing debt	0	0	0
-380	-131	79	NET CHANGE IN CASH FROM FINANCING	-39	-98	-317
-76	-4	61	NET CHANGE IN CASH POSITION	27	-4	-59
144	68	64	Cash deposits 01.01	17	21	80
68	64	125	CASH DEPOSITS 31.12	45	17	21

DEFINITIONS OF KEY RATIOS

1 EBIT	Ordinary operating result * + net currency hedge
2 EBITDA	Ordinary operating result * + ordinary depreciation + net currency hedge
3 EBITDA margin	EBITDA / Operating revenues
4 Net operating margin	Ordinary operating result * / Operating revenues
5 Gross profit margin	Earnings before tax / Operating revenues
6 Net profit margin	Net profit / Operating revenues
7 Return on capital employed	Ordinary operating result * / Average capital employed (Total assets - non interest bearing debt + accrued dividends)
8 Return on equity	Net profit / Average equity
9 Market value	Share price 31.12. * total outstanding shares
10 Equity ratio	Equity / Total assets
11 Current ratio	Current assets / Short term liabilities
12 Earnings per share	Net profit / Average number of shares (adjusted)
13 Cash flow per share	Net profit +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)
14 Book equity per share	Equity / Total outstanding shares
15 Dividends	Dividends are adjusted for share issues and share split
16 Payout ratio	Dividends in percent of Earnings Per Share

**Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity.*

UNITOR®

Unitor ASA
Mail: P.O.Box 300, Skøyen, N-0213 Oslo, Norway, Office: Drammensveien 175, 0277 Oslo, Norway,
Tel: +47 22 13 14 15, Fax: +47 22 13 45 00, Email: web@unitor.com, Internet: www.unitor.com